FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with the Israeli Securities Authority on November 12, 2012 in connection with the Registrant's Financial Results for the Third Quarter of 2012.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 13, 2012

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Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the Third Quarter of 2012
Part I
Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended September 30, 2012
Details according to Regulation 39A of the Israel Securities Regulations (Periodic and Immediate Reports), 1970

In this section:
"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Third Quarter of 2012, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2012, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2011 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

As noted in its press release filed on Form 6-K with the SEC on March 13, 2012, in accordance with reporting requirements in Israel, Elron filed an annual report for 2011 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the third quarter of 2012, which were described in the 20-F Annual Report.

This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's and group companies' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in the Company's filings with the SEC from time to time.

1.	Item 4A – Information on the Company: History and Development of the Company

1.1.	Investments

In the first nine months of 2012, Elron and RDC invested approximately $16.9 million in the Group Companies. For details on Elron's and RDC's investments see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

1.2.	Term Sheet Signed for Sale of Sync-Rx

In September 2012, a non-binding term sheet was signed for the sale of all the shares of Sync-Rx to a foreign company. Sync-Rx is developing real-time image processing systems for cardiovascular catheterizations. Pursuant to the term sheet, insofar as the transaction is completed, the selling shareholders will receive proceeds in the amount of up to approximately $17.25 million, which includes an immediate cash payment in the amount of up to approximately $14.25 million (of which an amount estimated at approximately $2.1 million will be deposited in escrow mainly in order to secure certain indemnification obligations of the selling shareholders to the acquirer), and additional proceeds of up to $3 million, that are contingent upon Sync-Rx achieving a certain milestone (the "Contingent Consideration"). The transaction's completion is subject, among other things, to completion of due diligence on Sync-Rx to the acquirer's satisfaction, completion of negotiations and execution of definitive agreements, and obtaining applicable regulatory and other approvals, insofar as they are required. In the event of the transaction's completion, RDC will receive aggregate proceeds estimated at this stage at approximately $15.6 million, including an immediate cash payment in the amount of approximately $13.2 million (of which an amount estimated at $1.8 million will be deposited in escrow), and an amount of approximately $2.4 million out of the Contingent Consideration, if paid. Elron's share in the net income that would be recorded by RDC if the transaction is completed, is estimated at this stage between approximately $6.5 and $7.5 million. The net gain amount exceeding $6.5 million may be recognized depending on Elron's estimate of the likelihood of RDC becoming entitled to receive its share of the Contingent Consideration. The parties are conducting negotiations in order to reach a binding agreement, which may include certain changes (compared to the term sheet), which in the Company's estimation will not have a material impact. There is no assurance as to the execution of definitive agreements, their terms, the completion of the transaction and the timing thereof. For further details see Note 3.M to the Financial Statements).

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1.3.	Credit Line

In August 2012, Elron prepaid an amount of $1 million out of the $5 million loan in drew down from the credit line made available to it by Silicon Valley Bank.

1.4.	Negotiations for the Sale of Jordan Valley

In August 2012, the Company announced that the negotiations for the sale of Jordan Valley on which it reported in May 2012 ceased without a binding agreement being signed.

2.	Item 4B – Business Overview: Our Main Group Companies

2.1.	Given Imaging

In September 2012, Given Imaging reported that it filed a submission to the Japanese regulatory authority ("PMDA") for approval to market the PillCam COLON 2 in Japan. The submission includes the results of the 72-patient clinical trial it conducted. The purpose of the trial was to evaluate the use of the PillCam COLON 2 for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies. In addition, Given Imaging announced that the results of the trial show that using the PillCam COLON 2, physicians were able to accurately identify 94% of polyps that were at least 6 mm in size previously identified using standard colonoscopy.

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Given Imaging's estimates and plans in connection with the abovementioned statements are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Given Imaging's estimates of the development potential and business potential of the PillCam COLON 2, Given Imaging's intentions and strategy, and information existing in Given Imaging on the date of filing this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are failure to obtain regulatory approvals, inability to realize technologies and modifications in technologies, business plan, goals and/or strategy.

In October 2012, subsequent to the period of this report, Given Imaging reported that in order to maximize growth and enhance value of its shareholders, it is currently evaluating a range of strategic options, including preliminary non-binding indications of interest received from a number of parties relating to its possible merger or sale. Given Imaging intends to continue to actively explore these and other alternatives, including a strategic alliance or additional acquisitions such as the acquisition of the assets of The Smart Pill Corporation Given Imaging announced in October 2012. The Board of Directors of Given Imaging has appointed an executive committee of the Board of Directors to oversee the process. The investment banking firm, Barclays is assisting Given Imaging in this process. This process is being conducted by Given Imaging itself, without Elron's participation. Any transaction involving the transfer of Elron's and RDC's holding in Given is subject, inter alia, also to their agreement. There can be no assurance that the process will result in any specific action or transaction.

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2.2.	BrainsGate

In September 2012, the first site participating in BrainsGate's trial in the United States opened, after BrainsGate received the FDA's approval of the trial protocol, which approval allows BrainsGate to enroll patients for the clinical trial in the Unites States as well. To date, BrainsGate has enrolled 205 patients in 60 medical centers outside the United States. BrainsGate estimates that the clinical trial will be completed during the fourth quarter of 2013, with the completion of the trial on approximately 450 patients.

BrainsGate's estimates regarding the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its development and business potential, BrainsGate's intentions and strategy, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, a lack of success in recruiting the large number of candidates necessary to complete the trial, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risks associated with the course of the trial and its results occurs.

3.	Item 5 – Operating and Financial Review and Prospects

3.1.	Global Economic Status

See Section 2.2 of the Board of Directors Report for details regarding the impact of the global economic status on the Company.

Ari Bronshtein CEO	Yaron Elad CFO

November 11, 2012, Tel Aviv, Israel

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (which holds 50.46% of the Company's issued share capital), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of September 30, 2012 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by supporting, directing, and enhancing its Group Company holdings in order to effect exit transactions (whether through their sale or through the issuance of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Investing in Israeli or Israeli related technology companies.

•	Identifying and exploiting investment opportunities with significant exit potential.

•	Focusing on investments over which Elron can exert influence and be involved in their management.

•	Actively enhancing the Group Companies' value by providing guidance and hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

RDC has first rights to commercially exploit military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael"). RDC seeks to identify technology projects and invest in companies that will either commercialize Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

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Given Imaging Ltd. (22% directly, and 9% by RDC) ("Given Imaging") - Given Imaging develops, manufactures, and markets diagnostic products for visualizing and detecting disorders of the gastrointestinal tract, among them the PillCam capsule, an ingestible capsule used to visualize the gastrointestinal tract through a miniaturized video camera contained in it. Given Imaging's shares are listed on the Nasdaq and the Tel Aviv Stock Exchange.

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Pocared Diagnostics Ltd. (41%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice.

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BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are as follows:

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Kyma Medical Technologies Ltd. (73% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

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NuLens Ltd. (35%) ("NuLens") - NuLens is developing an accommodating intraocular lens designed to restore vision at varying distances, similar to the natural actions of the eye. NuLens is engaged in the development of several versions of the lens for different types of patients, including a lens for cataract patients, a lens for age-related macular degeneration (AMD) patients, and a lens for people with presbyopia (age related loss of the ability to focus on objects).

•	Notal Vision Inc. (22%) ("Notal Vision") - Notal Vision provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of critical visual changes.

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SmartWave Medical Ltd. (100% by RDC) ("SmartWave") - SmartWave is developing a fully automatic implantable atrial defibrillator (IAD) that detects and terminates atrial fibrillation episodes (a type of irregular heartbeat) with minimal patient discomfort.

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CartiHeal (2009) Ltd. (24%) ("CartiHeal") - CartiHeal is developing implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle. The implant's unique structure, comprising a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place. CartiHeal's first product is indicated for treatment of cartilage defects in the knee.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

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Navitrio Ltd. (80%) ("Navitrio") - Navitrio is a digital investment venture, established in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. As of the date of filing this report Navitrio holds approximately 46% of Cloudyn Software Ltd. ("Cloudyn"), which is developing technological solutions for the optimization of resources and costs related to the cloud environment, approximately 34% of Numbeez Ltd. ("Numbeez"), which is developing a social media platform that allows users to share, generate, and follow content that focuses on numbers of interest in their lives, and approximately 31% of Blitz Branding Ltd. ("POSE"), which is developing online cash register, inventory management, and cloud retail website management systems.

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley provides metrology solutions for manufacturing process control in the microelectronics industry.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

For details on the effect of the global economic status on Elron and the Group Companies see section 2.2 below.

In light of the global economic status, executive employees at the Company have decided to waive a portion of their compensation for a period of one year commencing September 2012. As part of this, the monthly compensation waived by the chairman of the board of directors amounts to 25% of the total monthly cost of his employment, and the monthly compensation waived by the Company's CEO and vice presidents (whose compensation is paid by DIC under a services agreement between the Company and DIC) amounts to 10%-15% of the total monthly cost of their employment.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•	In the first nine months of 2012, Elron and RDC invested approximately $16.9 million in the Group Companies. For further details on Elron's and RDC's investments see section 1.4 below.

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New investment in CartiHeal - In July 2012, Elron completed an initial investment of $2.5 million in CartiHeal, as part of a financing round led by U.M. Accelmed Medical Partners and Access Medical Ventures LLC. Following the investment, Elron holds approximately 24% of CartiHeal's issued share capital. Under the investment agreement, Elron and the other CartiHeal shareholders which participated in the financing round invested $5 million in CartiHeal, and were granted options to invest an additional $5 million (which include the options granted to Elron to invest an additional $2.5 million). (For further details see Note 3.K to the Financial Statements).

1.2.2. Developments in the Company and Group Companies

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Food and Drug Administration ("FDA") approval of BrainsGate's trial protocol - In July 2012, BrainsGate received FDA approval of its clinical trial protocol. As mentioned in Item 4B of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission, since June 2011, BrainsGate has been enrolling patients for its clinical trial in medical centers outside the United States, and had conducted negotiations with the FDA in order to receive its agreement to the trial protocol and in order to begin patient enrollment in the United States. The said approval allows BrainsGate to enroll patients for the clinical trial in the Unites States as well. In September 2012, the first site participating in the trial in the United States opened. To date, BrainsGate has enrolled 205 patients in 60 medical centers outside the United States. BrainsGate estimates that the clinical trial will be completed during the fourth quarter of 2013, with the completion of the trial on approximately 450 patients.

BrainsGate's estimates regarding the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its development and business potential, BrainsGate's intentions and strategy, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, a lack of success in recruiting the large number of candidates necessary to complete the trial, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risks associated with the course of the trial and its results occurs.

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Update on Pocared's FDA trial - Further to Item 4B of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission, as part of the process of forming a solution for the sample processing procedure, Pocared currently estimates that it will begin sample collection in the first half of 2013. As a consequence, Pocared estimates that the trial will be completed during 2013, and not in the second half of 2012 as previously reported.

Pocared's estimates regarding the sample collection and the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy, and information existing in Pocared on the date of filing this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

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Starling Advanced Communications Ltd. (46% directly, and 54% by RDC) ("Starling") merger completed - In May 2012, the merger between Starling and a wholly-owned Elron and RDC subsidiary was completed, whereby all publicly-owned Starling shares were purchased by Elron and RDC for a cash consideration. Following the merger's completion, Starling's shares were delisted from trading and it became a private company wholly owned by Elron and RDC. (For further details, see Note 3.A to the Financial Statements). In September 2012, Starling received proceeds in the amount of approximately $2.7 million for the sale of its assets to a major international company in September 2011. These proceeds are in addition to the proceeds Starling received in the amount of approximately $8.6 million upon completion of the transaction.

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Update on Given Imaging's Clinical Trials - In August 2012, Given Imaging reported that it completed its 885-patient PillCam COLON 2 clinical trial in support of a submission to the FDA for approval to market the PillCam COLON 2 in the United States. In Given Imaging's view, its analysis of data from the PillCam COLON 2 clinical trial supports an FDA submission to market the PillCam COLON 2 for visualization of the colon in patients who are unable to undergo colonoscopy or in cases of incomplete colonoscopies, rather than for general screening. Given Imaging plans to file the said submission during the fourth quarter of 2012. There is no assurance as to the timing or content of the expected submission. In addition, Given Imaging reported that it completed its 72-patient PillCam COLON 2 trial in support of a submission to the Japanese regulatory authority ("PMDA") for approval to market the PillCam COLON 2 in Japan. The purpose of the trial was to evaluate the use of the PillCam COLON 2 for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies. In September 2012, Given Imaging reported that it filed the submission to the PMDA, which included the results of the trial it completed. Given Imaging reported that these results show that using the PillCam COLON 2, physicians were able to accurately identify 94% of polyps that were at least 6 mm in size previously identified using standard colonoscopy. Given Imaging estimates that the potential market for the use of the PillCam COLON 2 described above to be approximately $1.7 billion, one-third of which are in the U.S. and one-third in Japan.

Given Imaging's estimates and plans in connection with the abovementioned statements are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Given Imaging's estimates of the development potential and business potential of the PillCam COLON 2, Given Imaging's intentions and strategy, and information existing in Given Imaging on the date of filing this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are failure to obtain regulatory approvals, inability to realize technologies and modifications in technologies, business plan, goals and/or strategy.

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Given Imaging Evaluating Strategic Options - In October 2012, subsequent to the period of this report, Given Imaging reported that in order to maximize growth and enhance value of its shareholders, it is currently evaluating a range of strategic options, including preliminary non-binding indications of interest received from a number of parties relating to its possible merger or sale. Given Imaging intends to continue to actively explore these and other alternatives, including a strategic alliance or additional acquisitions such as the acquisition of the assets of The Smart Pill Corporation Given Imaging announced in October 2012. The Board of Directors of Given Imaging has appointed an executive committee of the Board of Directors to oversee the process. The investment banking firm, Barclays is assisting Given Imaging in this process. This process is being conducted by Given Imaging itself, without Elron's participation. Any transaction involving the transfer of Elron's and RDC's holding in Given Imaging is subject, inter alia, also to their agreement. There can be no assurance that the process will result in any specific action or transaction.

•	Legal proceedings - See Note 4 to the Financial Statements.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

1.2.3. Exit transactions

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Term sheet signed for sale of Sync-Rx Ltd. (87% by RDC) ("Sync-Rx") - In September 2012, a non-binding term sheet was signed for the sale of all the shares of Sync-Rx to a foreign company. Sync-Rx is developing real-time image processing systems for cardiovascular catheterizations. Pursuant to the term sheet, insofar as the transaction is completed, the selling shareholders will receive proceeds in the amount of up to approximately $17.25 million, which includes an immediate cash payment in the amount of up to approximately $14.25 million (of which an amount estimated at approximately $2.1 million will be deposited in escrow mainly in order to secure certain indemnification obligations of the selling shareholders to the acquirer), and additional proceeds of up to $3 million, that are contingent upon Sync-Rx achieving a certain milestone (the "Contingent Consideration"). The transaction's completion is subject, among other things, to completion of due diligence on Sync-Rx to the acquirer's satisfaction, completion of negotiations and execution of definitive agreements, and obtaining applicable regulatory and other approvals, insofar as they are required. In the event of the transaction's completion, RDC will receive aggregate proceeds estimated at this stage at approximately $15.6 million, including an immediate cash payment in the amount of approximately $13.2 million (of which an amount estimated at $1.8 million will be deposited in escrow), and an amount of approximately $2.4 million out of the Contingent Consideration, if paid. Elron's share in the net income that would be recorded by RDC if the transaction is completed, is estimated at this stage between approximately $6.5 and $7.5 million. The net gain amount exceeding $6.5 million may be recognized depending on Elron's estimate of the likelihood of RDC becoming entitled to receive its share of the Contingent Consideration. The parties are conducting negotiations in order to reach a binding agreement, which may include certain changes (compared to the term sheet), which in the Company's estimation will not have a material impact. There is no assurance as to the execution of definitive agreements, their terms, the completion of the transaction and the timing thereof. (For further details see Note 3.M to the Financial Statements).

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Additional consideration for sale of Medingo Ltd. (8% directly and 84% by RDC prior to its sale) ("Medingo") - In May 2012, the parties to the sale agreement of Medingo to F. Hoffmann-La Roche ("Roche") which was completed in May 2010, signed a supplement to the sale agreement, according to which, as final consideration in lieu of the selling shareholders' right to receive contingent consideration in the aggregate amount of up to $40 million conditional upon Medingo achieving certain operational milestones (the "Contingent Consideration"), Roche will pay the selling shareholders an aggregate lump sum of $19 million (the "Immediate Consideration"). In May 2012, the Immediate Consideration was paid to the selling shareholders, of which Elron and RDC received approximately $1.4 million and approximately $14.1 million, respectively, and Elron recorded a net gain of approximately $8.5 million in the second quarter of 2012. In addition, in May 2012 the entire $27 million deposit held in escrow in connection with the Medingo sale (mainly in order to secure possible indemnification obligations) was released to the selling shareholders, of which Elron and RDC received approximately $2.7 million and approximately $19.9 million, respectively. In the supplement to the sale agreement, it is stated that Roche informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement would have entitled the selling shareholders to $15 million out of the Contingent Consideration. (For further details, see Note 3.G to the Financial Statements).

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Aqwise – Wise Water Technologies Ltd. (19.8%) ("Aqwise") investment and sale of shares - In July 2012, a transaction between Aqwise, its shareholders, and a third party was completed, whereby $4.5 million was invested in Aqwise, and in addition the third party acquired a portion of Aqwise's other shareholders' shares, including Elron. Upon completion of the transaction, Aqwise repaid its shareholders' loan (of which Elron's share was approximately $0.4 million), and Elron received approximately $1.5 million for the sale of a portion of its holding in Aqwise to the third party. Following completion of the transaction, Elron's holding in Aqwise's issued share capital decreased from approximately 34% to approximately 19.8%, and Elron recorded a net gain of approximately $3.9 million in the third quarter of 2012. (For further details, see Note 3.F to the Financial Statements).

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

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Negotiations for the sale of Jordan Valley - In May 2012, the Company announced, further to publications in the media, that negotiations were being conducted for the sale of Jordan Valley in consideration for cash and shares. The Company noted in its announcement that the amount of the consideration indicated in the said publications was incorrect. In August 2012, the Company announced that the negotiations ceased without a binding agreement being signed.

1.2.4. Financing and Dividends

•	Dividend distribution by Elron - In July 2012, Elron distributed a cash dividend to its shareholders in the amount of $15 million (approximately $0.51 per share).

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Credit line drawdown - In April 2012, Elron drew down a $5 million loan from the credit line made available to it by Silicon Valley Bank in the aggregate amount of $30 million. The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in Group Companies and in new companies and to finance Elron's ongoing operations. In accordance with the credit line's terms, upon its utilization the Company placed a pledge on 1,130,000 Given Imaging shares directly held by it in favor of the bank, which as of September 30, 2012 represent approximately 3.6% of Given Imaging's issued share capital. In August 2012, Elron prepaid an amount of $1 million out of the said debt. For additional details, see section 1.4 below.

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Dividend distribution and loan repayment by RDC - In June 2012, RDC distributed a cash dividend to its shareholders in the amount of approximately $17.8 million. Elron's share in the dividend amounted to approximately $8.9 million and the balance was distributed to Rafael. In addition, in June 2012 RDC's entire debt to its shareholders (Elron and Rafael) was prepaid. Elron's share in the principal and interest amounted to approximately $3.3 million, comparable to Rafael's share.

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As of the date of filing this report, Elron's and RDC's non-consolidated cash and cash equivalents amounted to approximately $25 million and $7 million, respectively. At this date Elron has a $4 million debt balance, and RDC has no debt.

1.2.5. Early adoption of International Financial Reporting Standard 9 (2009) ("IFRS 9")

•
In December 2011, the Company's board of directors resolved to early adopt the first phase of IFRS 9 (the "Early Adoption"). The Early Adoption applies to the Company's financial statements for the period commencing January 1, 2012 and subsequently. The Company resolved to designate its investment in Enablence Technologies Inc. ("Enablence") shares and other immaterial investments as permitted pursuant to the provisions of IFRS 9, such that changes in the fair value of these investments will be presented in other comprehensive income. In addition, it was resolved to designate investments in certain financial instruments as permitted pursuant to the provisions of IFRS 9, such that changes in these instruments' fair value will be presented in profit or loss. The Company restated its financial statements as of September 30, 2011 and December 31, 2011, for the nine and three month periods ended September 30, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the Early Adoption of IFRS 9, as if it had always been applied. For further details on the Early Adoption's impact on the Financial Statements, see Note 2.B to the Financial Statements.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011*	For the three months ended September 30, 2012	For the three months ended September 30, 2011*	For the year ended December 31, 2011*
	unaudited				audited
	$ thousands
Net loss attributable to Elron's shareholders	(3,631)	(17,834)	(533)	(7,459)	(8,417)
Net loss per share attributable to Elron's shareholders (in $)	(0.16)	(0.64)	(0.03)	(0.27)	(0.34)

As previously mentioned, the net loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) Gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) Corporate operating expenses:**

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011*	For the three months ended September 30, 2012	For the three months ended September 30, 2011*	For the year ended December 31, 2011*
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(8,435)	(18,960)	(2,355)	(9,270)	(22,533)
Excess cost amortization	(3,392)	(3,547)	(1,025)	(1,172)	(4,700)
Impairment of investments in Group Companies and financial assets	(1,407)	(1,914)	(90)	(1,275)	(5,907)
Total	(13,234)	(24,421)	(3,470)	(11,717)	(33,140)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	12,805	9,065	3,797	4,720	29,824
Corporate operating expenses	(2,873)	(3,083)	(874)	(1,040)	(4,888)

*	Retroactive adjustment, see section 1.2.5 above.
**	The results summarized in the table are presented net of non-controlling interest.

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of profit and loss as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted according to accounting principles only if technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

Elron Electronic Industries Ltd.
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for the Third Quarter of 2012

The loss Elron recorded in the third quarter and first nine months of 2012 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Navitrio, NuLens, Kyma, BrainsGate and Pocared.

The loss Elron recorded in the third quarter and first nine months of 2011 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Starling, Wavion Inc. ("Wavion", sold in November 2011), Kyma, BrainsGate, Pocared, and NuLens.

The decrease in the loss Elron recorded in respect of its share in the net losses of Group Companies in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted from the significant decrease in Starling's losses, primarily due to the sale of its business and the decision of Starling's board of directors to cease its operations during 2011, and from the increase in Given Imaging's income due to an increase in sales and in gross profit.

Excess cost amortization:

The Company records amortization expenses in respect of excess cost attributed to investments in Group Companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation.

Excess cost amortization expenses in the third quarter and first nine months of 2012, and in the third quarter and first nine months of 2011, were recorded primarily in respect of excess costs attributed to the Company's holding in Given Imaging.

Impairment charges of investments in Group Companies and financial assets:

At each reporting date the Company examines whether there is any evidence that would indicate that its investment in Group Companies and financial assets is impaired.

In the third quarter and first nine months of 2012, an impairment charge was recorded in respect of the Company's holding in Wave Systems Corp. ("Wave") shares traded on the Nasdaq, mainly due to a decrease in their share price. (In the third quarter of 2012, the entire holding in Wave shares was sold, except for those shares deposited in escrow upon their receipt in the sale of Safend Ltd. ("Safend") in September 2011).

In the third quarter and first nine months of 2011, an impairment charge was recorded mainly in respect of the investment in B.P.T. Bio Pure Technology Ltd. ("BPT") following a decrease in its fair value. (In the third quarter of 2011 BPT's board of directors decided to cease its operations).

II)	Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and first nine months of 2012 resulted mainly from:

•	An approximately $3,929 thousand gain recorded in the third quarter from the sale of a portion of Elron's holding and a decrease in its holding in Aqwise (see section 1.2.3 above);

•
An approximately $8,500 thousand gain (net of non-controlling interest) recorded in the second quarter as a result of the additional consideration received for the sale of Medingo completed in 2010 (see section 1.2.3 above);

•
An approximately $132 and $847 thousand loss (net of non-controlling interest) recorded in the third quarter and first nine months, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

•	An approximately $1,000 thousand gain recorded in the second quarter due to an increase in Jordan Valley's fair value.

Gains from exit transactions, changes in holdings, and revaluation of investments recorded in the third quarter and first nine months of 2011 resulted mainly from:

•	An approximately $4,727 thousand gain (net of non-controlling interest) recorded in the third quarter from the sale of Starling's business;

•	An approximately $2,286 thousand gain recorded in the third quarter from the sale of Safend;

•	An approximately $2,310 and $510 thousand loss recorded in the third quarter and first nine months, respectively, due to changes in Jordan Valley's fair value;

•
An approximately $17 and $1,612 thousand gain (net of non-controlling interest) recorded in the third quarter and first nine months, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•	An approximately $128 thousand gain recorded in the second quarter in respect of the sale of the Company's holding in Elbit Vision Systems Ltd. ("EVS") shares;

•	An approximately $415 thousand gain recorded in the first quarter from the sale of GigOptix, Inc. ("GigOptix") shares. (The remaining holding in GigOptix shares was sold in the first half of 2012);

•	An approximately $407 thousand gain recorded in the first quarter from the initial consolidation of Kyma.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

There was no material change in corporate operating expenses in the third quarter and first nine months of 2012 as compared with the third quarter and first nine months of 2011.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

1.3.2. Consolidated statements of profit and loss

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011*	For the three months ended September 30, 2012	For the three months ended September 30, 2011*	For the year ended December 31, 2011*
	unaudited		unaudited		audited
	$ thousands
Income from sales	-	11,628	-	3,365	14,103
Gain from disposal and revaluation of group companies, and changes in holdings, net	19,879	13,828	3,797	9,617	34,605
Financial income	1,199	1,440	282	746	1,758
Total income	21,078	26,896	4,079	13,728	50,466
Cost of sales	-	4,108	-	1,413	5,823
Research and development expenses, net	4,963	15,664	1,834	6,595	18,184
Selling and marketing expenses	561	4,821	297	1,463	5,672
General and administrative expenses	5,571	7,124	1,438	2,527	10,474
Equity in losses of associates, net	6,563	8,510	1,572	2,964	10,374
Amortization of intangible assets	-	256	-	85	313
Financial expenses	1,989	3,893	155	3,741	4,173
Other expenses, net	514	5,035	14	3,894	9,560
Total costs and expenses	20,161	49,411	5,310	22,682	64,573
Income (Loss) before taxes on income	917	(22,515)	(1,231)	(8,954)	(14,107)
Taxes on income (Tax benefit)	(231)	-	(70)	-	602
Net income (loss)	1,148	(22,515)	(1,161)	(8,954)	(14,709)
Net loss attributable to the Company's shareholders	(3,631)	(17,834)	(533)	(7,459)	(8,417)
Net income (loss) attributable to non-controlling interest	4,779	(4,681)	(628)	(1,495)	(6,292)
Basic net loss per share attributable to the Company's shareholders (in $)	(0.16)	(0.64)	(0.03)	(0.27)	(0.34)
Diluted net loss per share attributable to the Company's shareholders (in $)	(0.16)	(0.64)	(0.03)	(0.27)	(0.34)

*	Retroactive adjustment, see section 1.2.5 above.

1.3.3. Analysis of the consolidated statements of profit and loss

Income from sales

No income from sales was recorded in the third quarter and first nine months of 2012. Income from sales in the third quarter and first nine months of 2011 amounted to $3,365 and $11,628 thousand, respectively, and included income from sales of Wavion, which was sold in November 2011.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

Gain from disposal and revaluation of Group Companies and changes in holdings, net

In the third quarter and first nine months of 2012, gains from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $3,797 and $19,879 thousand, respectively, and mainly resulted from: a $3,929 thousand gain in the third quarter from the sale of a portion of Elron's holding and a decrease in its holding in Aqwise (see section 1.2.3 above); a $132 and $833 thousand loss in the third quarter and first nine months of 2012, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; a $15,558 thousand gain in the second quarter from the additional consideration received from the sale of Medingo completed in 2010 (see section 1.2.3 above); and a $1,000 thousand gain in the second quarter from an increase in Jordan Valley's fair value which was included in the statement of income following the early adoption of the provisions of IFRS 9;.

In the third quarter and first nine months of 2011, gains from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $9,617 and $13,828 thousand, respectively, and resulted from: a $9,595 thousand gain in the third quarter from the sale of Starling's business; a $2,286 thousand gain in the third quarter from the sale of Safend; a $2,310 and $510 thousand loss in the third quarter and first nine months, respectively, from changes in Jordan Valley's fair value which was included in the statement of income following the early adoption of the provisions of IFRS 9; a $46 and $2,050 thousand gain in the third quarter and first nine months of 2011, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; and a $407 thousand gain in the first quarter from the initial consolidation of Kyma.

Financial income

Financial income in the third quarter and first nine months of 2012 amounted to $282 and $1,199 thousand, respectively, and resulted mainly from interest income on bank deposits, and from a change in the fair value of the Company's holding in GigOptix shares which was included in the statement of income in the first and second quarters of 2012 following the early adoption of the provisions of IFRS 9.

Financial income in the third quarter and first nine months of 2011 amounted to $746 and $1,440 thousand, respectively, and resulted mainly from interest income on bank deposits.

Cost of sales

Following the sale of Wavion in November 2011, the Company and its consolidated companies have no sales of products or services. Cost of sales in the third quarter and first nine months of 2011 amounted to $1,413 and $4,108 thousand, respectively, and consisted of expenses related to salaries and materials associated with the sale of Wavion's products.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

Operating expenses

Operating expenses in the third quarter and first nine months of 2012 amounted to $3,569 and $11,095 thousand, respectively, compared with $10,585 and $27,609 thousand, respectively, in the third quarter and first nine months of 2011, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's, RDC's, and consolidated companies' corporate operations (excluding amortization of intangible assets in 2011 which also constitutes part of operating expenses under IFRS but is presented separately). The following table summarizes the operating expenses of the Company and its consolidated companies:

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the three months ended September 30, 2012	For the three months ended September 30, 2011
	unaudited		unaudited
	$ thousands
Corporate	2,873	3,089	874	1,052
RDC	896	1,307	211	324
Wavion (1)	-	9,103	-	3,348
Kyma	2,357	1,885	870	655
Starling	658	9,668	59	4,443
Navitrio (2)	2,125	262	683	260
SmartWave	858	-	444	-
Other (3)	1,328	2,295	427	503

(1) Sold in November 2011.
(2) Established in May 2011. Includes operating expenses of subsidiary, Cloudyn.
(3) Sync-Rx and ActySafe Ltd. (an RDC subsidiary which ceased its operations).

RDC: The decrease in RDC's operating expenses in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted mainly from spinning off SmartWave's activities at the end of 2011 into an independent company.

Kyma: The increase in Kyma's operating expenses in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted mainly from an increase in its research and development and general and administrative expenses due to an acceleration in pre-clinical and clinical trials of its patch product (which supported receipt of CE certification during 2012, and which at this stage are intended to support receipt of FDA clearance during 2013) and development of its implantable product in preparation for commencement of pre-clinical trials by the end of 2012.

Starling: The decrease in Starling's operating expenses in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted mainly from the sale of Starling's business and the decision of Starling's board of directors to cease its operations during 2011.

Navitrio: The decrease in Navitrio's operating expenses in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted mainly from an increase in Navitrio's research and development expenses and marketing efforts, and from the consolidation of Cloudyn's results, in which it initial invested in the fourth quarter of 2011.

SmartWave: SmartWave's operating expenses mainly include research and development expenses incurred in conducting pre-clinical trials, and in preparation for clinical trials which are expected to commence in the beginning of 2013.

Equity in losses of associates, net

Elron's share in the net losses of its associates resulted from its holdings in certain investments that are accounted for under the equity method. Elron's share in the net losses of its associates in the third quarter and first nine months of 2012 amounted to $1,572 and $6,563 thousand, respectively, compared with $2,964 and $8,510 thousand, respectively, in the third quarter and first nine months of 2011.

The decrease in Elron's share in the net losses of its associates in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted mainly from an increase in Given Imaging's income, and from the disposal of Safend, which generated losses in the third quarter and first nine months of 2011. This decrease was partially offset by an increase in Elron's share in Pocared's and NuLens's losses. In addition, see "Analysis of the results of operations of main associates" below.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

As most of the Group Companies have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements.

Amortization of intangible assets

No amortization of intangible assets was recorded in the third quarter and first nine months of 2012. Amortization of intangible assets in the third quarter and first nine months of 2011 amounted to $85 and $256 thousand, respectively, and resulted from the amortization of intangible assets attributed to technology resulting from the initial consolidation of Wavion in 2008. (As previously mentioned, Wavion was sold in November 2011).

Financial expenses

Financial expenses in the third quarter and first nine months of 2012 amounted to $155 and $1,989 thousand, respectively, and resulted mainly from a change in the fair value of the Company's holding in Wave shares, which was included in the statement of income following the early adoption of the provisions of IFRS 9. (In the third quarter of 2012, the entire holding in Wave shares was sold, except for shares deposited in escrow upon their receipt in the sale of Safend in September 2011).

Financial expenses in the third quarter and first nine months of 2011 amounted to $3,741 and $3,893 thousand, respectively, and resulted mainly from translation differences accumulated on loans granted to Starling by Elron and RDC, from expenses incurred in respect of Starling's liability to the Office of the Chief Scientist, and from an increase in the market value of Starling's debentures. (Starling's debentures were fully prepaid in November 2011).

Other expenses, net

Other expenses, net, in the third quarter and first nine months of 2012 amounted to $14 and $514 thousand, respectively, and mainly resulted from a provision for contingent liabilities.

Other expenses, net, in the third quarter and first nine months of 2011 amounted to $3,894 and $5,035 thousand, respectively, and resulted mainly from: an approximately $1,378 and $1,771 thousand impairment charge in the third quarter and first nine months, respectively, in respect of the Company's holding in BPT due to a decrease in its fair value (it should be noted that in the third quarter of 2011 BPT's board of directors decided to cease its operations); and expenses amounting to approximately $3,370 thousand in the first nine months resulting from an inventory write-down recognized by Starling (it should be noted that during 2011 Starling's business was sold and its board of directors decided to cease its operations). Expenses were offset by other income, net, which resulted mainly from: an approximately $415 thousand gain in the first quarter from the sale of a portion of Elron's holding in GigOptix shares received in the sale of ChipX Inc. in 2009 (the remaining holding in GigOptix shares was sold in the first half of 2012); and an approximately $128 thousand gain in the second quarter from the sale of the Company's holding in EVS shares. It should be noted that the early adoption of IFRS 9 did not affect the accounting treatment of these financial assets as the events described (BPT's operations being ceased, the sale of GigOptix shares, and the sale of EVS shares) took place prior to the initial application of the standard.

Taxes on income (Tax Benefit)

A $70 and $231 thousand tax benefit was recognized in the third quarter and first nine months of 2012, respectively, in respect of RDC taxes in previous years. No taxes on income or tax benefit were recorded during the third quarter and first nine months of 2011.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

1.3.4. Analysis of the results of operations of main associates

See Item 4B – "Business Overview" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission for details on the criteria for classifying a Group Company as a main company.

Given Imaging

Given Imaging reported the following operating results (according to IFRS):

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	Increase (Decrease)	For the three months ended September 30, 2012	For the three months ended September 30, 2011	Increase (Decrease)
	unaudited			unaudited
	$ thousands		%	$ thousands		%
Sales	131,754	129,471	1.8	45,403	44,729	1.5
Operating income	9,721	7,758	25.3	6,300	3,672	71.5
Net income attributable to shareholders	9,938	2,044	386.2	6,445	746	763.9

The increase in Given Imaging's sales in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted from an increase in sales of its functional diagnostic products in the Americas, which was partially offset by a decrease in sales in the EMEA and APAC regions. The increase in operating income in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted mainly from the increase in sales and from an improvement in gross profit. The increase in net income in the third quarter and first nine months of 2012 compared with the third quarter and first nine months of 2011 resulted mainly from the improvement in operating income and from a decrease in tax provisions in these periods.

Pocared

Pocared reported the following operating results (according to IFRS): Pocared's net loss in the third quarter and first nine months of 2012 amounted to $1,554 and $4,696 thousand, respectively, compared with a $1,687 and $3,800 thousand loss, respectively, in the third quarter and first nine months of 2011. Pocared is in the development stage and has not yet commenced sales. Pocared's loss mainly results from research and development expenses. The increase in loss in the first nine months of 2012 was mainly due to expenses resulting from the process of improving the sample processing procedure of the system it is developing.

BrainsGate

BrainsGate reported the following operating results (according to IFRS): BrainsGate's net loss in the third quarter and first nine months of 2012 amounted to $1,390 and $4,774 thousand, respectively, compared with a $2,350 and $5,569 thousand loss, respectively, in the third quarter and first nine months of 2011. BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's loss mainly results from research and development expenses. The decrease in loss was mainly due to expenses incurred in 2011 resulting from the commencement of clinical trials.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	September 30, 2012	December 31, 2011*
	unaudited	audited
	$ thousands
Total assets in the consolidated statement of financial position	184,568	208,329
Investments in associates and financial assets measured at fair value (including assets held for sale)	134,702	132,359
Other long-term receivables	775	5,308
Current assets (excluding assets classified as held for sale)	43,959	65,494
Intangible assets, net	4,922	4,922
Current liabilities	3,891	4,993
Long-term liabilities	10,692	9,253
Total liabilities	14,583	14,246
Equity including non-controlling interest	169,985	194,083

*	Retroactive adjustment, see section 1.2.5 above.

Shareholders' equity attributable to Elron's shareholders at September 30, 2012 was $153,490 thousand, representing approximately 83% of the total assets in the statement of financial position, compared with $173,609 thousand at December 31, 2011, representing approximately 83% of total assets in the statement of financial position. The decrease in shareholders' equity resulted mainly from the dividend declared by the Company during June 2012 (for details on the dividend distribution, see below) and from the net loss attributable to shareholders in the amount of $3,631 thousand in the first nine months of 2012.

Consolidated working capital at September 30, 2012 amounted to $40,068 thousand (excluding available for sale financial assets presented as assets held for sale), compared with $60,501 thousand at December 31, 2011. The decrease in working capital resulted from the dividend distribution in July 2012 (for details on the dividend distribution, see below), and from an additional decrease in cash balance due mainly to investments in Group Companies, a dividend distribution by RDC to non-controlling interests, and current operating expenses. This decrease was partially offset mainly by the additional consideration received for the sale of Medingo (see section 1.2.3 above).

Elron Electronic Industries Ltd.
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for the Third Quarter of 2012

Elron's and RDC's primary cash flows (1)

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the three months ended September 30, 2012	For the three months ended September 30, 2011
	unaudited		unaudited
	$ thousands
Investments in Elron's and RDC's group companies (2)	(16,881)	(29,499)	(10,039)	(7,323)
Proceeds from disposal of Elron's and RDC's non-current investments	43,355	1,715	1,957	100
Raising of Elron's debt	5,000	-	-	-
Repayment of Elron's debt	(1,000)	-	(1,000)	-
Raising of RDC's debt (3)	-	1,000	-	-
Repayment of RDC's loans (3)	(3,339)	-	-	-
Dividend distributed by RDC (3)	(8,871)	-	-	-

(1) The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows, but do not include the cash flows of their subsidiaries.
(2) Excluding Elron's investment in RDC, and consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.
(3) Includes Rafael's share only in the loans granted/repaid and in the dividend distributed.

Cash balance

Consolidated cash and cash equivalents at September 30, 2012 amounted to $37,515 thousand, compared with $40,062 thousand at December 31, 2011. Elron's and RDC's non-consolidated cash and cash equivalents at September 30, 2012 amounted to $25,254 and $7,762 thousand, respectively, compared with $31,096 and $1,909 thousand, respectively, at December 31, 2011.

Uses of cash

The main uses of cash in the third quarter and first nine months of 2012 were investments and loans to Group Companies in the amount of $7,539 and $12,881 thousand, respectively, by Elron, and $2,500 and $4,000 thousand, respectively, by RDC. Also, cash was used to distribute a dividend to the Company's shareholders in the amount of $15,000 thousand, to prepay $1,000 thousand out of Elron's debt to Silicon Valley Bank, as detailed below, and to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3. In addition, in the first nine months of 2012 RDC's cash was used to prepay its entire debt to its shareholders in the amount of $6,500 thousand, of which Elron's share amounted to $3,250 thousand (approximately $3,300 thousand including interest), and to distribute a cash dividend to its shareholders in the amount of approximately $17,800 thousand, of which Elron's share amounted to approximately $8,900 thousand.

The main uses of cash in the third quarter and first nine months of 2011 were investments and loans to Group Companies in the amount of $6,105 and $23,729 thousand, respectively, by Elron, and $1,218 and $5,770 thousand, respectively, by RDC. These amounts include the purchase of Pocared shares by Elron from another shareholder in consideration for approximately $896 thousand, and the purchase of Elbit Systems Ltd.'s entire holding in Starling by Elron and RDC in consideration for approximately $128 and $147 thousand, respectively. (In May 2012, Starling became a private company wholly owned by Elron and RDC, as detailed above in section 1.2.2). Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

Elron Electronic Industries Ltd.
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for the Third Quarter of 2012

Elron's and RDC's investments in Group Companies during the first nine months of 2012 and the first nine months of 2011 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding the Company's and RDC's investments in Group Companies):

	Elron		RDC
	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
	unaudited
	$ thousands
Consolidated Companies (1)
Navitrio (2)	2,500	1,500	-	-
Kyma (3)	-	4,000	2,500	-
Starling (4)	-	5,005	-	5,770
Wavion (5)	-	931	-	-
SmartWave	-	-	1,000	-
Sync-Rx	-	-	500	-
	2,500	11,436	4,000	5,770
Associates and Other Investments
BrainsGate	4,719	2,354	-	-
NuLens	2,662	1,042	-	-
CartiHeal (6)	2,500	-	-	-
Notal Vision	500	-	-	-
Pocared (7)	-	6,851	-	-
Whitewater Ltd.	-	1,146	-	-
Safend (8)	-	586	-	-
BPT (9)	-	314	-	-
	10,381	12,293	-	-
Total investments	12,881	23,729	4,000	5,770

(1) These investments do not affect the cash included in the Financial Statements.
(2) Navitrio invested $800 thousand in Cloudyn and $500 thousand in Numbeez during the first nine months of 2012, and $500 thousand in Cloudyn during 2011.
(3) The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.
(4) Its business was sold in September 2011. The amount invested in 2011 includes the purchase of Starling shares from Elbit Systems Ltd.
(5) Sold in November 2011.
(6) Elron's initial investment took place in July 2012, as detailed above in section 1.2.1 above.
(7) The amount invested in 2011 includes the purchase of Pocared shares from a third party.
(8) Sold in September 2011.
(9) BPT's board of directors decided to cease its operations in the third quarter of 2011.

Subsequent to the period of this report and through the date of its filing, Navitrio invested $600 thousand in POSE.

Proceeds from the disposal of non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2012 included: net proceeds Elron received in the third quarter in the amount of approximately $1,850 thousand from the sale of a portion of its holding in Aqwise and the repayment of a shareholders' loan by Aqwise (see section 1.2.3 above); proceeds Elron and RDC received in the second quarter in the amount of approximately $1,409 and $14,149 thousand, respectively, from the sale of Medingo completed in 2010 (see section 1.2.3 above); proceeds Elron and RDC received in the second quarter in the amount of approximately $2,702 and $19,908 thousand, respectively, from the release of the deposit that was held in escrow in connection with the sale of Medingo (see section 1.2.3 above); proceeds Elron received in the second quarter in the amount of $1,272 thousand from the sale of Wavion completed in November 2011; proceeds Elron received in the second quarter in the amount of $871 thousand from the sale of Wave shares; proceeds Elron received in the first half in the amount of $837 thousand from the sale of the remainder of its holding in GigOptix shares; and proceeds Elron and RDC received in the first nine months in the amount of $87 and $223 thousand, respectively, from the sale of Sela – Semiconductors Engineering Laboratories Ltd. ("SELA") which was completed in 2009.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2011 included: proceeds Elron received in the second quarter in the amount of $261 thousand from the sale of its entire holding in EVS shares; proceeds Elron received in the first quarter in the amount of $1,301 thousand from the sale of GigOptix shares; and proceeds Elron and RDC received in the first quarter in the amount of $43 and $110 thousand, respectively, from the sale of SELA.

Raising of debt

In April 2012, Elron drew down a $5,000 thousand loan from the credit line in the aggregate amount of $30,000 thousand made available to it by Silicon Valley Bank ("SVB"). The loan bears interest at the Wall Street Journal Prime Rate plus 0.75% per annum which is paid every three months. The loan shall be repaid three years after the withdrawal date, while the Company is entitled to make early repayment of the loan without any cost. In order to secure the loan, the Company placed a pledge on 1,130,000 Given Imaging shares directly held by it in favor of SVB, which as of September 30, 2012 represent approximately 3.6% of Given Imaging's issued share capital.

In August 2012, Elron prepaid $1,000 thousand out of this loan.

As of the date of filing this report, the ratio of the market value of the pledged shares to the loan amount complies with the credit line's terms. For additional details see Note 3.N to the Financial Statements.

At September 30, 2012, Elron had a $4,000 thousand debt to banks and others. RDC had no debt at September 30, 2012.

Dividends

As previously mentioned, in June 2012, Elron declared a cash dividend to its shareholders in the amount of $15,000 thousand (approximately $0.51 per share). The dividend was distributed as a means for enabling the Company's shareholders to share in its profits and positive operating results. Payment of the dividend took place in July 2012.

As previously mentioned, in June 2012, RDC distributed a cash dividend to its shareholders in the amount of approximately $17,800 thousand. Elron's share in the dividend amounted to approximately $8,900 thousand and the balance was distributed to Rafael.

Main Group Companies' cash flows (1)

	Cash flows from operating activities				Cash balance
	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the three months ended September 30, 2012	For the three months ended September 30, 2011	As of September 30, 2012	As of December 31, 2011	Note in Finan-cial Statements
	Unaudited					Audited
	$ thousands
BrainsGate (2)	(4,442)	(4,866)	(1,320)	(1,670)	12,024	5,087	3.E
Given Imaging (2)	16,758	9,821	9,175	5,839	42,350	24,285	-
Pocared (2)	(4,052)	(4,027)	(1,263)	(1,801)	4,178	6,337	-

(1) See Item 4B – "Business Overview" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission for details on the criteria for classifying a Group Company as a main company.
(2) In accordance with U.S. GAAP.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

2. Market Risk Exposure and Management

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its Group Companies, and has not taken any action in the period of this report to hedge market risks resulting from operations of its Group Companies. During the period of this report, and during the period from September 30, 2012 until the date of filing this report, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for managing such risks, the officer responsible for their management and the means of supervising and implementing the policy, as described in Item 5 – "Operating and Financial Review and Prospects" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission.

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at September 30, 2012, December 31, 2011, and September 30, 2011.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

As of September 30, 2012 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	33,818	3,697	-	37,515
Restricted cash	-	16	-	-	16
Other current assets	46	131	1,212	331	1,720
Investments in associates	-	-	-	112,535	112,535
Other investments measured at fair value	-	-	-	22,167	22,167
Property, plant and equipment, net	-	-	-	210	210
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	5,414	69	-	5,483

Total assets	46	39,379	4,978	140,165	184,568

Liabilities (1)
Trade payables	-	42	581	-	623
Other account payables	1	792	1,960	502	3,255
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	1,735	-	-	1,735
Employee benefits, net	-	-	-	5	5
Long-term taxes	-	-	-	4,965	4,965

Total liabilities	1	6,569	2,541	5,472	14,583

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

As of December 31, 2011 ($ thousands) (audited) *

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	34,536	5,526	-	40,062
Restricted cash	-	16	-	-	16
Other account receivables	57	1,717	629	276	2,679
Inventories	-	-	-	98	98
Assets held for sale	-	-	-	3,155	3,155
Investments in associates	-	-	-	111,680	111,680
Other investments measured at fair value	-	-	-	17,524	17,524
Property, plant and equipment, net	-	-	-	246	246
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	27,888	59	-	27,947

Total assets	57	64,157	6,214	137,901	208,329

Liabilities (1)
Trade payables	-	126	530	-	656
Other account payables	-	165	2,807	1,361	4,333
Loans from banks and others	-	3,288	-	-	3,288
Royalty bearing government grants	-	958	-	-	958
Employee benefits, net	-	-	-	1	1
Long-term taxes	-	-	-	5,010	5,010

Total liabilities	-	4,537	3,337	6,372	14,246

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

*	Retroactive adjustment, see section 1.2.5 above.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

As of September 30, 2011 ($ thousands) (unaudited) *

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets (1)
Cash and cash equivalents	-	26,684	-	7,258	-	33,942
Restricted cash	82	30	-	-	-	112
Trade receivables	-	2,910	6	722	-	3,638
Other account receivables	63	221	-	938	300	1,522
Inventories	-	-	-	-	1,964	1,964
Assets held for sale	-	-	-	-	3,566	3,566
Investments in associates	-	-	-	-	112,988	112,988
Other investments measured at fair value	-	-	-	-	19,273	19,273
Property, plant and equipment, net					1,692	1,692
Intangible assets, net	-	-	-	-	3,543	3,543
Other long-term receivables	461	30,022	-	161	149	30,793

Total assets	606	59,867	6	9,079	143,475	213,033

Liabilities (2)
Trade payables	-	1,108	-	2,780	-	3,888
Other account payables	46	513	-	6,669	389	7,617
Loans from banks and others	-	4,162	-	-	-	4,162
Convertible debentures	2,506	-	-	-	-	2,506
Royalty bearing government grants	-	5,524	-	-	-	5,524
Employee benefits, net	-	-	-	-	57	57
Long-term taxes	-	-	-	-	4,538	4,538
Other long term liabilities	-	-	-	-	52	52

Total liabilities	2,552	11,307	-	9,449	5,036	28,344

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

*	Retroactive adjustment, see section 1.2.5 above.

The Company and its subsidiaries did not have material derivatives positions as of September 30, 2012, December 31, 2011, and September 30, 2011.

2.2. Global Economic Status

In recent months, there has been cautious optimism over the prospect that the global economic environment will stabilize, primarily due to monetary expansions by most major banks worldwide. Notwithstanding, global financial figures are still fairly weak, and the International Monetary Fund forecasts a 3.3% global growth in 2012 and a 3.6% global growth in 2013 (a 3.9% decline compared with the last forecast). Industry expectation surveys in most countries worldwide point to a reduction in activity (a decline in orders), with the exception of the U.S. which has experienced some improvement. Several important developing countries, such as China, India, and Brazil, have experienced a certain moderation in economic activity, in light of weaker demand for their products in developed countries.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

Financial figures in Israel point to continued growth in 2012 at a reasonable pace. Production growth in 2012 is estimated at 3.5%. The growth in Israel is supported by a 2.8% increase in household consumption (an approximately 1% increase in household consumption per capita), by a 2.6% increase in fixed assets, and a 5.6% increase in exports of goods and services excluding diamonds. However, the increase in exports is primarily due to the impact of Intel's new plant, which has led to a sharp increase in the export of chips. The Bank of Israel estimated that without Intel, exports in 2012 remain stagnant. The unemployment rate in the third quarter remains at about 7% while the participation rate in the workforce has increased. However, several leading indicators give rise to an expectation for moderation in activity in coming months. Various expectation surveys point to a sharp decline in export orders and a decline in consumer faith.

Following a lull since July 2012, in October the Bank of Israel once again decreased the interest rate to 2.0%, in light of concern that the growth rate in 2013 will slow down and its anticipated impact on the Israel economy, and due to a decline in the inflation rate during the last six months. Israel's growth forecast for 2012 is 3.3% and for 2013 is 3%.

The developments in the global markets and particularly in the Eurozone and in the United States, which include security and exchange rate fluctuations, as well as the domestic developments described above, have affected and may continue to affect the Company's and its Group Companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for Group Companies' products), financial covenants, ability to distribute dividends, ability to raise financing for ongoing, long-term, and R&D operations, and availability and terms of financing from financial institutions and banks.

2.3. Sensitivity Tests of Financial Instruments

For details concerning sensitivity tests of sensitive financial instruments included in the Financial Statements in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity tests:

As of September 30, 2012

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	(3,850)	171	52	26	(183)	(53)	(26)

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012
		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	2,351	235	118	(235)	(118)
Sensitivity to changes in share prices of investments measured at fair value (including instruments presented as held for sale)	22,167	2,217	1,108	(2,217)	(1,108)

As of December 31, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	(592)	(4)	(32)	(16)	7	35	17

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	1,797	180	89	(180)	(89)
Sensitivity to changes in share prices of investments measured at fair value (including instruments presented as held for sale)	20,679	2,068	1,034	(2,068)	(1,034)

As of September 30, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	5,635	(186)	(87)	(43)	202	89	46

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(641)	(64)	(31)	64	31
Sensitivity to changes in share prices of investments measured at fair value (including instruments presented as held for sale)	22,839	2,284	1,142	(2,284)	(1,142)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(2,552)	(255)	(128)	255	128

3. Aspects of Corporate Governance

3.1. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's financial statement examination committee (the "Committee") is the audit committee, the organ in charge of the oversight of the financial statements. The Company's board of directors is the organ in charge of the approval of the financial statements. For details regarding the Committee members, see Item 6 – "Directors, Senior Management and Employees" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission.

The Committee holds discussions and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the board of directors' meeting, and reports thereto on any deficiency or problem, if any, having arisen during the examination. The Company's independent auditor is invited to and attends the Committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the review performed. In addition, the internal auditor attends the Committee's meetings.

The Committee examines, inter alia, through a detailed presentation by the officers and other company personnel, including the Company's CEO – Ari Bronshtein, and CFO – Yaron Elad, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any); the material estimates and critical assessments used in the financial statements; the valuations, including their underlying assumptions and estimates, on which the financial statements data are based; the integrity and appropriate disclosure in the financial statements; the reasonableness of the data; the accounting policies adopted and any changes therein; implementation of the principle of due disclosure in the financial statements and related information; the internal controls over the financial reporting and their effectiveness; and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the Committee requests comprehensive reviews on issues of particularly material impact.

The approval of the financial statements involves at least three meetings: Two of the Committee, prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors, and the third – of the board of directors, for discussion and approval of the financial statements.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

The process of approving the Company's financial statements as of September 30, 2012, involved three meetings as follows: (1) a meeting of the Committee for consideration of the material accounting issues and the valuations performed in the preparation of the financial statements, the disclosure included in the periodical reports, and the critical estimates used in preparing the financial statements, (2) a meeting of the Committee, held prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues, the effectiveness of the internal control over the financial reporting and disclosure, the disclosure included in the periodical reports, and the discussion and formulation of recommendations to the board of directors regarding the approval of the financial statements, and (3) a meeting of the board of directors, for discussing and approving the financial statements and periodical reports.

To the Committee meeting held on October 31, 2012, at which the Committee discussed the material accounting issues and valuations used in the preparation of the financial statements, the disclosure included in the periodical reports, and the critical estimates used in preparing the financial statements, the following persons in addition to the Committee members were invited and attended: the independent auditors, Yaron Elad – the Company's CFO, and Niv Levy – the Company's Controller. The Company's internal auditor was invited but did not attend.

To the Committee meeting held on November 7, 2012, at which the Committee discussed and finalized its recommendations to the board of directors regarding approval of the financial statements for the third quarter of 2012, the following persons in addition to the Committee members were invited and attended: the independent auditors, Ari Bronshtein – the Company's CEO, Yaron Elad – the Company's CFO, Niv Levy – the Company's Controller, Doron Cohen – the Company's internal auditor, and other company personnel. During this meeting, the Committee examined, amongst other issues: the assessments and estimates used in connection with the financial statements, the internal controls over the financial reporting, the integrity and appropriate disclosure in the financial statements, the accounting policy adopted and the accounting treatment applied to material issues of the Company, the valuations, including their underlying assumptions and estimates, on which the financial statements data are based, and the critical estimates upon which the financial statements data are based, through a detailed presentation of the abovementioned matters by officers and other company personnel, including the CEO – Ari Bronshtein, and the CFO – Yaron Elad. Furthermore, the Company's independent auditor addressed the review performed. The Committee's recommendations were delivered in writing to the members of the board of directors on November 7, 2012.

At the board of directors meeting held on November 11, 2012, the board of directors discussed the Committee's recommendations and approved the Company's financial statements as of September 30, 2012. The Committee's recommendations and a draft of the quarterly report were delivered in writing to the members of the board of directors two business days prior to the board of directors meeting, which period of time, the board of directors deemed to be reasonable. The following board members attended the meeting: Chairman of the board – Arie Mientkavich, Hadar Udler, Ami Erel, Gad Arbel, Gabi Barbash, Rona Dankner, Dori Manor, Arie Ovadia, and Ehud Rassabi.

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

4. Disclosure Directives Relating to Financial Reporting

4.1. Critical Accounting Estimates

As of September 30, 2012, no material changes took place with respect to the critical accounting estimates used in preparing the Company's financial statements, as detailed in Note 2 to the consolidated financial statements as of December 31, 2011.

Arie Mientkavich Chairman	Ari Bronshtein CEO

November 11, 2012, Tel Aviv

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

Appendix A
to the Board of Directors Report as of September 30, 2012

Sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of September 30, 2012, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of financial instruments held by the Company and its subsidiaries.
The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.

2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity tests were carried out in relation to the exchange rate in financial instruments held by Starling in 2011. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

I. Sensitivity Tests of Balances as of September 30, 2012

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(3,850)	171	52	26	(183)	(52)	(26)

Elron Electronic Industries Ltd.
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English Translation of Board of Directors Report
for the Third Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,251	125	63	(125)	(63)
Cash and cash equivalents	3,536	354	177	(354)	(177)
Non-current assets:
Long-term receivables	69	7	3	(7)	(3)
Current liabilities:
Trade payables and other account payables	(2,505)	(251)	(125)	251	125

	2,351	235	118	(235)	(118)

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	22,167	2,217	1,108	(2,217)	(1,108)

II. Sensitivity Tests of Balances at December 31, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	2,611	(148)	(64)	(32)	160	67	33
Loans from banks and others (including current maturities)	(3,203)	144	32	16	(153)	(32)	(16)
	(592)	(4)	(32)	(16)	7	35	17

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	221	22	11	(22)	(11)
Cash and cash equivalents	4,006	401	200	(401)	(200)
Current liabilities:
Trade payables and other account payables	489	49	24	(49)	(24)
Non-current liabilities:
Trade payables and other account payables	(2,919)	(292)	(146)	292	146

	1,797	180	89	(180)	(89)

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	17,524	1,752	876	(1,752)	(876)
Assets classified as held for sale	3,155	316	158	(316)	(158)
	20,679	2,068	1,034	(2,068)	(1,034)
III. Sensitivity Test of Balances at September 30, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables (including current maturities)	7,070	(240)	(109)	(54)	259	112	57
Loans from banks and others (including current maturities)	(1,435)	54	22	11	(57)	(23)	(11)
	5,635	(186)	(87)	(43)	202	89	46

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,556	156	78	(156)	(78)
Cash and cash equivalents	2,671	267	134	(267)	(134)
Non-current assets:
Long-term receivables	620	62	31	(62)	(31)
Current liabilities:
Trade payables and other account payables	(5,488)	(549)	(274)	549	274

	(641)	(64)	(31)	64	31

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	19,273	1,927	964	(1,927)	(964)
Assets classified as held for sale	3,566	357	178	(357)	(178)
	22,839	2,284	1,142	(2,284)	(1,142)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(2,552)	(255)	(128)	255	128

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of September 30, 2012 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of September 30, 2012

Contents

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of September 30, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $54 million as of September 30, 2012, and the Group's share in its earnings amounted to approximately $2,906 and $1,881 thousand for the nine and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2B to the condensed consolidated financial statements regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 11, 2012	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	$ thousands
Current assets
Cash and cash equivalents	37,515	33,942	40,062
Restricted cash	16	112	16
Trade receivables	-	3,638	-
Other accounts receivable	6,428	28,185	25,318
Inventories	-	1,964	98

	43,959	67,841	65,494

Assets held for sale	-	3,566	3,155

Non-current assets
Investments in associates	112,535	112,988	111,680
Other investments measured at fair value	22,167	19,273	17,524
Other long-term receivables	775	4,130	5,308
Property, plant and equipment, net	210	1,692	246
Intangible assets, net	4,922	3,543	4,922

	140,609	141,626	139,680

Total assets	184,568	213,033	208,329

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position (Cont.)

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	$ thousands
Current liabilities
Short-term credit and loans from banks and others	-	2,791	-
Trade payables	623	3,888	656
Other accounts payable	3,628	8,309	4,337
Current maturities of convertible debentures	-	2,506	-

	3,891	17,494	4,993

Long-term liabilities
Long-term loans from banks and others	4,000	1,371	3,288
Royalty bearing government grants	1,722	4,832	954
Employee benefits	5	57	1
Other liabilities	-	52	-
Long-term taxes	4,965	4,538	5,010

	10,692	10,850	9,253

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,378	190,378
Capital reserves	(9,958)	(7,854)	(8,470)
Accumulated deficit	(36,503)	(27,481)	(17,872)

	153,490	164,616	173,609

Non-controlling interests	16,495	20,073	20,474

Total equity	169,985	184,689	194,083

	184,568	213,033	208,329

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 11, 2012

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	-	11,628	-	3,365	14,103
Gain from disposal and revaluation of investee companies and changes in holdings, net	19,879	13,828	3,797	9,617	34,605
Financial income	1,199	1,440	282	746	1,758

	21,078	26,896	4,079	13,728	50,466
Cost and expenses
Cost of sales	-	4,108	-	1,413	5,823
Research and development expenses, net	4,963	15,664	1,834	6,595	18,184
Selling and marketing expenses	561	4,821	297	1,463	5,672
General and administrative expenses	5,571	7,124	1,438	2,527	10,474
Equity in losses of associates, net	6,563	8,510	1,572	2,964	10,374
Amortization of intangible assets	-	256	-	85	313
Financial expenses	1,989	3,893	155	3,741	4,173
Other expenses, net	514	5,035	14	3,894	9,560

	20,161	49,411	5,310	22,682	64,573

Income (loss) before taxes on income	917	(22,515)	(1,231)	(8,954)	(14,107)
Taxes on income (tax benefit)	(231)	-	(70)	-	602

Net income (loss)	1,148	(22,515)	(1,161)	(8,954)	(14,709)

Attributable to:
The Company's shareholders	(3,631)	(17,834)	(533)	(7,459)	(8,417)
Non-controlling interests	4,779	(4,681)	(628)	(1,495)	(6,292)

	1,148	(22,515)	(1,161)	(8,954)	(14,709)

Loss per share attributable to the
Company's shareholders (in $)

Basic loss	(0.16)	(0.64)	(0.03)	(0.27)	(0.34)

Diluted loss	(0.16)	(0.64)	(0.03)	(0.27)	(0.34)

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands

Net income (loss)	1,148	(22,515)	(1,161)	(8,954)	(14,709)

Other comprehensive income (loss) (after tax)
Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(1,380)	(14,615)	(47)	431	(16,146)
Transfer to the statement of income in respect of available for sale financial assets	-	782	-	-	782
Foreign currency translation differences for foreign operations	(54)	1,987	(1)	3,187	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	68	(1,200)	68	(1,200)	(1,200)
Actuarial loss from defined benefit plan	-	-	-	-	(81)
Group's share of other comprehensive income (loss) of associates	-	(6)	-	(2)	237

Total other comprehensive income (loss)	(1,366)	(13,052)	20	2,416	(14,504)

Total comprehensive loss	(218)	(35,567)	(1,141)	(6,538)	(29,213)

Attributable to:
Company's shareholders	(4,994)	(31,400)	(513)	(5,857)	(23,433)
Non-controlling interests	4,776	(4,167)	(628)	(681)	(5,780)

	(218)	(35,567)	(1,141)	(6,538)	(29,213)

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2012 (audited) (*)	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(1,380)	17	-	-	(3,631)	(4,994)	4,776	(218)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	405	405
Expiration of share-based payment instruments	-	-	-	-	-	-	(695)	695	-	-	-
Purchase of shares of subsidiary from non-controlling interests	-	-	-	-	-	(303)	-	-	(303)	(111)	(414)
Investment in subsidiary by RDC	-	-	-	-	-	178	-	-	178	(178)	-
Dividend to equity holders of the Company	-	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	(8,871)	(8,871)

Balance at September 30, 2012	9,573	190,378	351	(11,393)	(12)	1,096	480	(36,983)	153,490	16,495	169,985

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2011 (audited) (*)	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive income (loss) (*)	-	-	-	-	(1,522)	273	-	(12,317)	-	(17,834)	(31,400)	(4,167)	(35,567)
Share-based payments in respect of awards issued by subsidiaries (**)	-	-	-	-	-	-	115	-	-	-	115	292	407
Expiration of share based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(114)	-	-	-	-	-	114	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Non-controlling interests arising from initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	(90)	(90)

Balance at September 30, 2011(*)	9,573	190,378	351	36	(124)	45	195	(8,357)	1,175	(28,656)	164,616	20,073	184,689

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

**)         Including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at July 1, 2012	9,573	190,378	351	(11,346)	(79)	1,035	480	(36,450)	153,942	17,115	171,057

Total comprehensive income (loss)	-	-	-	(47)	67	-	-	(533)	(513)	(628)	(1,141)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	69	69
Investment in subsidiary by RDC	-	-	-	-	-	61	-	-	61	(61)	-

Balance at September 30, 2012	9,573	190,378	351	(11,393)	(12)	1,096	480	(36,983)	153,490	16,495	169,985

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Revaluation reserve from consolidation of subsidiaries	Capital reserve for available for sale financial assets	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at July 1, 2011 (*)	9,573	190,378	351	74	(80)	(1,128)	184	(8,830)	1,175	(21,235)	170,462	20,555	191,017

Total comprehensive income (loss) (*)	-	-	-	-	(44)	1,173	-	473	-	(7,459)	(5,857)	(681)	(6,538)
Share-based payments in respect of awards issued by subsidiaries (**)	-	-	-	-	-	-	11	-	-	-	11	199	210
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(38)	-	-	-	-	-	38	-	-	-

Balance at September 30, 2011(*)	9,573	190,378	351	36	(124)	45	195	(8,357)	1,175	(28,656)	164,616	20,073	184,689

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

**)         Including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands

Balance at January 1, 2011 (*)	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive income (loss) (*)	-	-	-	-	(1,537)	199	-	(13,834)	-	(8,261)	(23,433)	(5,780)	(29,213)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	115	-	-	-	115	600	715
Expiration of share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	1,026	-	-	-	1,026	(1,026)	-
Expiration of share-based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(150)	-	-	-	-	-	150	-	-	-
Increase in non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,378	1,378
Classification of non-current assets as held for sale	-	-	-	-	(9,874)	-	-	9,874	-	-	-	-	-
Non-controlling interests created due to initially consolidated companies	-	-	-	-	-	-	-	-	-	-	-	1,264	1,264

Balance at December 31, 2011 (*)	9,573	190,378	351	-	(10,013)	(29)	1,221	-	1,175	(19,047)	173,609	20,474	194,083

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands
Cash flows from operating activities
Net income (loss)	1,148	(22,515)	(1,161)	(8,954)	(14,709)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	66	1,054	21	468	1,334
Financial income, net	(184)	(173)	(119)	(112)	(186)
Stock based compensation and changes in liability in respect of options	379	371	59	210	1,009
Change in fair value of financial assets measured at fair value	1,407	143	90	(103)	60
Gain from sale of investments in available for sale financial assets	-	(543)	-	-	(543)
Gain (loss) from sale of property and equipment	-	(3)	-	3	1
Loss from impairment of investments and financial assets	-	1,771	-	1,378	5,846
Loss from write down of inventory	-	3,370	-	2,512	3,953
Decrease in fair value of convertible debentures	-	638	-	124	669
Gain from disposal and revaluation of investee companies and changes in holdings, net	(19,879)	(13,828)	(3,797)	(9,617)	(34,605)
Equity in losses of associates, net	6,563	8,510	1,572	2,964	10,374
Taxes on income (tax benefit)	(231)	-	(70)	-	602
Other	(592)	268	(308)	268	849

	(12,471)	1,578	(2,552)	(1,905)	(10,637)
Changes in assets and liabilities:

Decrease (increase) in trade receivables	-	(577)	-	119	(699)
Decrease in other accounts receivables	644	2,589	260	1,911	2,058
Decrease (increase) in inventories	99	(945)	-	(429)	(1,310)
Increase (decrease) in liabilities in respect of government grants	(429)	(82)	(172)	243	89
Increase (decrease) in trade payables	(33)	51	58	1,108	217
Decrease in other accounts payables	(1,264)	(556)	(1,292)	(1,355)	(1,859)

	(983)	480	(1,146)	1,597	(1,504)
Cash paid and received during the period for:

Taxes paid	(1,455)	-	(1,455)	-	-
Taxes received	1,734	-	1,734	-	-
Interest paid	(132)	(371)	(43)	(46)	(468)
Interest received	316	544	162	158	654

	463	173	398	112	186

Net cash used in operating activities	(11,843)	(20,284)	(4,461)	(9,150)	(26,664)

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(36)	(857)	(13)	(365)	(958)
Investment in associates and other companies	(10,880)	(12,296)	(6,539)	(5,048)	(12,899)
Purchase of intangible assets	-	(9)	-	-	(9)
Proceeds from sale of property and equipment	6	26	6	15	27
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	39,440	-	-	-	13,139
Proceeds from sale of Starling's operation	-	8,201	-	8,201	8,201
Proceeds from sale of associates and other companies	2,167	153	1,917	100	286
Distribution of partnership's profits	-	-	-	-	230
Proceeds from sale of financial assets measured at fair value	1,748	1,562	40	-	1,562
Acquisition of investments in subsidiaries less cash acquired	-	668	-	-	668
Investments in deposits	(883)	(26)	(411)	-	(26)
Proceeds from long term deposits	-	316	-	316	398

Net cash provided by (used in) investment activities	31,562	(2,262)	(5,000)	3,219	10,619

Cash flows from financing activities
Receipt of government grants	1,146	1,439	96	1,051	1,518
Repayment of government grants	-	(4,943)	-	(4,724)	(4,943)
Investment of non-controlling interests in subsidiaries	-	469	-	-	469
Dividend paid to the Company's shareholders	(15,000)	-	(15,000)	-	-
Dividend paid to non-controlling interests	(8,871)	-	-	-	-
Purchase of shares of subsidiary from non-controlling interests	(414)	-	-	-	-
Receipt of long-term loans from banks and others	5,000	1,000	-	-	3,250
Repayment of other long-term loans and liabilities	(4,339)	(175)	(1,000)	(75)	(224)
Repayment of convertible debentures	-	(1,356)	-	-	(3,877)
Short-term credit from banks and others, net	-	1,890	-	836	1,858

Net cash used in financing activities	(22,478)	(1,676)	(15,904)	(2,912)	(1,949)

Exchange rate differences in respect of cash and cash equivalents	212	1,625	(81)	3,066	1,517

Decrease in cash and cash equivalents	(2,547)	(22,597)	(25,446)	(5,777)	(16,477)
Cash and cash equivalents as of beginning of the period	40,062	56,539	62,961	39,719	56,539

Cash and cash equivalents as of end of the period	37,515	33,942	37,515	33,942	40,062

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange, its main trade market, and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv.

The Company's controlling shareholder is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.46% interest in the Company as of September 30, 2012.

DIC's parent company is IDB Development Corporation Ltd. ("IDB"), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of Elron is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between their subsidiaries regarding their main holdings and join control of IDB Holding Corporation Ltd. Mr. Nochi Dankner is the ultimate controlling shareholder, through Ganden Holdings Ltd.

The accompanying consolidated financial statements have been prepared as of September 30, 2012, and for the nine and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2011 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements, with the exception of the following:

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

IFRS 7 - Financial Instruments: Disclosures

The amendment to IFRS 7 ("The Amendment") states new and extensive disclosure requirements for derecognizing financial assets and disclosure requirements regarding irregular transfers made near the reporting date. The objective of the amendment is to assist the users of the financial statements to assess the risk exposures arising from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving transfers, specifically transactions for the securitization of financial assets. The amendment is implemented commencing on January 1, 2012.

The necessary disclosures, if needed, will be included in the Company's financial statements, once applicable.

B.	Early adoption of IFRS

The Company early adopted the first phase (Phase I) of IFRS 9 (2009), "Financial Instruments" ("the Standard"), commencing January 1, 2012. The standard is a part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". As allowed by the standard, the Company has elected to restate comparative information.

Presented hereunder are the significant accounting policies applied for financial assets, starting January 1, 2012, for financial assets that were not derecognized as of the date of initial application of the standard:

1.	Initial recognition

Financial instruments are recognized initially at fair value plus any directly attributable transaction costs, unless they are subsequently measured at fair value.

2.	Subsequent measurement

After the initial recognition, the Company measures its financial assets at amortized cost or at fair value, as follows:

a)	Financial assets measured at amortized cost

In subsequent periods, a financial asset is measured at amortized cost, using the effective interest method while deducting any impairment losses, if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

With regard to impairment, the Company assesses at each reporting period whether there is any objective evidence of impairment. There is objective evidence of impairment whenever one or more events has occurred after initial recognition that has a negative impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulties and default on interest or principal payments. The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate.

In subsequent periods, the previously recognized impairment loss is reversed when the increase in value can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal is credited to the statement of income up to the amount of the previously recognized impairment loss.

b)	Financial assets measured at fair value

Subsequent measurement of all debt instruments not measured at amortized cost is at fair value through profit or loss.

Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis.

If the equity instruments are held for trading, they must be measured at fair value through profit or loss.

When an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets in order to reflect this change.

With regard to financial assets measured at fair value through other comprehensive income, gains, losses and impairment are not recognized in the statement of income, even upon disposal. Changed in fair value of these assets are credited to "Reserve from financial assets measured at fair value through other comprehensive income". Income from dividends from these assets is recognized in the statement of income, unless it clearly represents return of part of the investment's cost.

The Company has elected to restate its financial statements as of September 30, 2011 and December 31, 2011, for the nine and three months periods ended September 30, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if the policy had always been applied.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Effects of early adoption of IFRS 9 on the Company's financial statements:

Statements of financial position:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
As of September 30, 2011 (unaudited):

Investments in associates	112,749	239	112,988

Capital reserves	9,243	(17,097)	(7,854)

Accumulated deficit	(44,783)	17,302	(27,481)

Equity attributable to the Company's shareholders	164,411	205	164,616

Non-controlling interests	20,039	34	20,073

As of December 31, 2011 (audited):

Investments in associates	111,405	275	111,680

Capital reserves	9,022	(17,492)	(8,470)

Accumulated deficit	(35,600)	17,728	(17,872)

Equity attributable to the Company's shareholders	173,373	236	173,609

Non-controlling interests	20,435	39	20,474

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands (except for income (loss) per share data)
Nine months ended September 30, 2011 (unaudited):

Gain (loss) from disposal and revaluation of investee companies, and changes in holdings, net	14,338	(510)	13,828

Financial income	1,219	221	1,440

Financial expenses	3,529	364	3,893

Other expenses (income), net	13,866	(8,831)	5,035

Net income (loss)	(30,693)	8,178	(22,515)

Net income (loss) attributable to the Company's shareholders	(26,012)	8,178	(17,834)

Basic net income (loss) per share (in $)	(0.92)	0.28	(0.64)

Diluted net income (loss) per share (in $)	(0.92)	0.28	(0.64)

Three months ended September 30, 2011 (unaudited):

Gain (loss) from disposal and revaluation of investee companies, and changes in holdings, net	11,927	(2,310)	9,617

Financial income	525	221	746

Financial expenses	3,623	118	3,741

Loss	(6,747)	(2,207)	(8,954)

Loss attributable to the Company's shareholders	(5,252)	(2,207)	(7,459)

Basic loss per share (in $)	(0.19)	(0.08)	(0.27)

Diluted loss per share (in $)	(0.19)	(0.08)	(0.27)

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of income (Cont.):

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands (except for income (loss) per share data)
For the year ended December 31, 2011 (audited):

Gain (loss) from disposal and revaluation of investee companies, and changes in holdings, net	35,815	(1,210)	34,605

Financial income	1,504	254	1,758

Financial expenses	3,859	314	4,173

Other expenses (income), net	19,434	(9,874)	9,560

Net income (loss)	(23,313)	8,604	(14,709)

Net income (loss) attributable to the Company's shareholders	(17,021)	8,604	(8,417)

Basic net income (loss) per share (in $)	(0.63)	0.29	(0.34)

Diluted net income (loss) per share (in $)	(0.63)	0.29	(0.34)

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of comprehensive income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
Nine months ended September 30, 2011 (unaudited):

Loss from financial assets measured at fair value through other comprehensive income, net	(6,437)	(8,178)	(14,615)

Group's share of other comprehensive income (loss) of associates	(268)	262	(6)

Total other comprehensive loss	(5,136)	(7,916)	(13,052)

Total comprehensive income (loss)	(35,829)	262	(35,567)

Attributable to:

Company's shareholders	(31,625)	225	(31,400)

Non-controlling interests	(4,204)	37	(4,167)

Three months ended September 30, 2011 (unaudited):

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(1,776)	2,207	431

Group's share of other comprehensive income (loss) of associates	(235)	233	(2)

Total other comprehensive income (loss)	(24)	2,440	2,416

Total comprehensive income (loss)	(6,771)	233	(6,538)

Attributable to:

Company's shareholders	(6,057)	200	(5,857)

Non-controlling interests	(714)	33	(681)

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of comprehensive income (Cont.):

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
For the year ended December 31, 2011 (audited):

Loss from financial assets measured at fair value through other comprehensive income, net	(7,542)	(8,604)	(16,146)

Group's share of other comprehensive income (loss) of associates	(61)	298	237

Total other comprehensive loss	(6,198)	(8,306)	(14,504)

Total comprehensive income (loss)	(29,511)	298	(29,213)

Attributable to:

Company's shareholders	(23,689)	256	(23,433)

Non-controlling interests	(5,822)	42	(5,780)

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statement of changes in equity:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
As of January 1, 2011 (audited):

Capital reserve for available-for-sale financial assets	10,293	(10,293)	-

Capital reserve for financial assets measured at fair value through other comprehensive income	-	1,398	1,398

Capital reserve from classification of available-for-sale financial assets as held for sale	4,209	(4,209)	-

Capital reserve from classification of financial assets as held for sale	-	3,960	3,960

Accumulated deficit	(18,885)	9,124	(9,761)

Equity attributable to the Company's shareholders	195,921	(20)	195,901

Non-controlling interests	23,572	(3)	23,569

Total equity	219,493	(23)	219,470

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Presented hereunder are the effects of the change in significant accounting policies as a result of the initial application of the Standard on the Company's financial assets as of January 1, 2012 (the date of initial application of the Standard):

	Classification under IAS 39	Balance in financial statements according to IAS 39	Classification under IFRS 9	Balance in financial statements according to IFRS 9
	$ thousands
Financial assets

Cash and cash equivalents	Loans and receivables	40,062	Amortized cost	40,062
Other accounts receivable	Loans and receivables	23,284	Amortized cost	23,284
Other accounts receivable	Fair value through profit or loss	1,272	Fair value through profit or loss	1,272
Other long-term receivables	Loans and receivables	5,308	Amortized cost	5,308
Investment in shares	Available for sale financial assets held for sale	3,155	Financial asset at fair value through profit or loss held for sale	3,155
Investment in shares	Available for sale financial assets	14,898	Fair value through profit or loss	14,898
Investment in shares (1)	Available for sale financial assets	2,626	Fair value through comprehensive income	2,626

(1)
Mainly investment in Enablence Technologies Inc. ("Enablence") shares – As the investment in Enablence shares was not carried out as part of the Company's ordinary investment activities, and in light of the fact that the Enablence shares were received in the sale transaction of Teledata Networks Ltd., the Company decided to classify this investment under the group of financial assets that are measured at fair value through other comprehensive income.

C.	Disclosure of new IFRS in the period prior to their adoption

IFRS 9 - Financial Instruments

In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities ("the Update"). According to the provisions of these amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities for which the fair value option had not been chosen (designated at fair value through profit or loss). Namely, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by giving necessary disclosure or restating comparative data, subject to the exemptions provided by the amendments.

The Company is evaluating the update's adoption's possible impact on its financial statements.

A suite of new accounting standards regarding consolidation of financial statements and other issues

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates.

Presented hereunder is a summary of the new standards that were issued:

1.
IFRS 10 Consolidated Financial Statements ("IFRS 10") - IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (Revised 2011), Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it, (this model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls an investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee and (3) the ability to use its power over the investee by affecting the investor's return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

This means that the existence of De facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities.

2.
IFRS 11 Joint Arrangements ("IFRS 11") - IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities.

3.
IAS 28R, Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates, as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10 consolidated financial statements, IFRS 11 Joint Arrangements and IFRS 12 disclosure of involvement with other entities.

4.
IFRS 12 Disclosure of Involvement with Other Entities ("IFRS 12") - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

Amendments to IFRS 10, IFRS 11 and IFRS 12 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities:

In June 2012, the IASB issued amendments to IFRS 10, "Consolidated Financial Statements" ("IFRS 10"), IFRS 11, "Joint Arrangements" ("IFRS 11") and IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12") (collectively, "the amendments"). The amendments include clarification of the transition guidance in IFRS 10.

The amendments provide relief in the application of the transition guidance in IFRS 10, IFRS 11 and IFRS 12 and permit adjustment of comparative data for only one year. The adjustment of comparative data for earlier periods is permitted but not required. The amendments also eliminate the requirement to disclose comparative data for previous periods in respect of unconsolidated structured entities.

The amendments become effective starting from the financial statements for annual periods beginning on January 1, 2013, which is the effective date of IFRS 10, IFRS 11 and IFRS 12.

The Company is evaluating the aforementioned standards' adoption's possible impact on the financial statements.

IFRS 13 - Fair Value Measurement ("IFRS 13")

In May 2011 the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 - Share-Based Payment, and leasing transactions within the scope of IAS 17 - Leases. IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, and the measurement of value in use, in accordance with IAS 36 - Impairment of Assets). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Company is evaluating the standard adoption's possible impact on the financial statements.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

IAS 1 - Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendment changes the presentation of items of other comprehensive income ("OCI") in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Income and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided. The necessary disclosures will be included in the Company's annual and interim consolidated financial statements, once applicable.

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

In December 2011, the IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

Simultaneously in December 2011, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements (such as collateral agreements), the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted, but disclosure of early adoption is required as well as the disclosures required by the amendments to IFRS 7 as described above. The amendments to IFRS 7 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements. The required disclosures pursuant to the amendments to IFRS 7 will be included in the Company's financial statements.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period

A.	Starling

Starling Advanced Communications Ltd. ("Starling") provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles prior to selling its assets and ceasing the remainder of its operations. Starling's shares were traded on the Tel Aviv Stock Exchange until their delisting (as detailed below) (STLG).

As of the reporting date, Elron held approximately 46% of Starling's outstanding shares, and RDC - Rafael Development Corporation Ltd. ("RDC"), Elron's subsidiary, held approximately 54%.

In May 2012, a merger transaction was completed whereby an Israeli private company, wholly owned by Elron and RDC, which was founded shortly before the merger agreement was signed and which had no business activity, was merged with and into Starling, in accordance with the eighth section of the Israeli Companies Law, 1999 (the "Companies Law"). The registered shareholders of Starling's shares on the record date, apart from Elron and RDC, transferred their Starling shares to Elron and RDC in consideration for NIS 0.87 (approximately $0.23) for each ordinary share. Starling's shares were delisted from trading on May 15, 2012, on which date Starling became a private company. The aggregate merger consideration amounted to approximately NIS 1,600 thousand (approximately $420) which was paid by Elron and RDC in proportion to each party's respective post-merger holdings in Starling.

In June 2012, it was decided to voluntarily liquidate Starling. In August 2012, a liquidator was appointed to Starling.

B.        Wavion

Wavion Inc. ("Wavion") provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Prior to its sale (see below), Elron directly held approximately 67% of Wavion's outstanding shares.

As mentioned in Note 3.C.2.c to the annual consolidated financial statements, in November 2011, the sale of all the shares of Wavion to Alvarion Ltd. was completed. Pursuant to the sale agreement, an amount of up to $3,750 out of the sale consideration was contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration").

In April 2012, the Company received an additional consideration of approximately $1,272 on account of the Contingent Consideration, out of the total Contingent Consideration of approximately $2,720 paid to the recipients of the transaction proceeds. This consideration was recognized in 2011 as a gain from disposal of investee companies in the statement of income.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

        C.        Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. Kyma is a subsidiary of Elron whose outstanding shares, as of the reporting date, were approximately 73% held by RDC.

In September 2011, RDC and Kyma signed an investment agreement, according to which RDC undertook to invest $2,500 in Kyma in three installments during 2012.

In January 2012, RDC advanced the first installment in the amount of $500, following which its holding in Kyma's outstanding shares increased to approximately 67%.

In June 2012, RDC advanced the second installment in the amount of $1,000, following which its holding in Kyma's outstanding shares increased to approximately 70%.

In September 2012, RDC advanced the third and last installment in the amount of $1,000, following which its holding in Kyma's outstanding shares increased to approximately 73%.

D.        NuLens

NuLens Ltd. ("NuLens") is developing intra-ocular lenses, or IOLs, designed to provide accommodation for all distances. As of the reporting date, Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.d to the annual consolidated financial statements, in June 2011, NuLens signed an investment agreement in an aggregate amount of $4,000 with its shareholders, including Elron, which was advanced in two payments. The first payment in the amount of approximately $2,400 took place immediately, of which Elron's share was approximately $1,000. The second installment was advanced in January 2012, of which Elron's share was approximately $1,480.

In September 2012, NuLens signed an investment agreement in an aggregate amount of $1,200 with its shareholders, including Elron. This amount was advanced to NuLens at the signature date of the investment agreement. Elron's share was approximately $1,185.

E.        BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 30% of BrainsGate's outstanding shares. BrainsGate is accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

E.        BrainsGate (Cont.)

As mentioned in Note 3.C.1.g to the annual consolidated financial statements, in July 2011, BrainsGate signed an investment agreement in the amount of $20,000 with its major shareholders, including Elron ("the Major Shareholders"), which was advanced in three installments in consideration for Preferred D shares and warrants for Preferred D shares. The first installment in the amount of approximately $6,700 was advanced immediately in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400.

In January 2012, the second installment in the amount of approximately $6,700 was advanced to BrainsGate in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. Following the second installment, Elron's holding in BrainsGate's outstanding shares increased from approximately 27% to 29%, and to 25% on a fully diluted basis.

In July 2012, the third installment in the amount of approximately $6,700 was advanced to BrainsGate in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. Following the third installment, Elron's holding in BrainsGate's outstanding shares increased from approximately 29% to 30%, and to 27% on a fully diluted basis.

F.        Aqwise

Aqwise – Wise Water Technologies Ltd. ("Aqwise") provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the reporting date, Elron holds approximately 19.8% of Aqwise's outstanding shares and the investment in Aqwise is presented as an investment in a financial asset measured at fair value and the changes in its fair value are recognized in profit or loss.

In July 2012, Aqwise completed an investment and share sale transaction with its shareholders and a third party (the "Investor"), according to which an amount of $4,500 was invested in Aqwise. In addition, as part of the transaction, the Investor purchased a portion of Aqwise's other shareholders' shares, including Elron. Upon the completion of the transaction, Aqwise repaid the loan which was granted to it by its shareholders (of which Elron's share was approximately $350). In addition, Elron received an amount of approximately $1,550 in consideration for the sale of a portion of its holding in Aqwise to the Investor. Following the completion of the said transaction, Elron's holding in Aqwise's outstanding shares decreased from approximately 34% to approximately 19.8%, and approximately 18% on a fully diluted basis. Accordingly, since the Company no longer retains significant influence over Aqwise, the remaining investment is presented as an investment in a financial asset measured at fair value and the changes in its fair value are recognized in profit or loss. Prior to the investment and share sale transaction the investment in Aqwise was accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3-  Investments in investees (Cont.)

F.        Aqwise (Cont.)

Following the completion of the investment and share transaction and as of the reporting date, Elron holds 10,291 ordinary shares of Aqwise. The value of the investment in these shares was determined by reference to Aqwise's share price in the transaction (approximately $417 per share), and amounts to approximately $4,300.

As a result of the aforementioned and in accordance with the provisions of IAS 28, in the third quarter of 2012, Elron recognized a gain in the amount of approximately $3,900, under line item gain from disposal and revaluation of investee companies and changes in holdings, net. This gain was comprised of the value of the remaining investment held by Elron (approximately $4,300), plus the net cash consideration (approximately $1,850), less the equity investment value prior to the transaction (approximately $2,200), and by charging foreign currency translation differences to the statement of income in a total amount of $50.

G.	Medingo

Medingo Ltd. ("Medingo") is engaged in the development of an insulin micro-pump for people with diabetes.

As mentioned in Note 3.C.2.b to the annual consolidated financial statements, in May 2010, the sale of Medingo to F. Hoffmann-La Roche Ltd. (the "Acquirer") was completed. Pursuant to the sale agreement, in addition to the cash consideration received in the transaction, operational milestones were defined whose achievement, according to the sale agreement, entitled the selling shareholders, including Elron and RDC, to an additional aggregate consideration of up to $40,000 ("Contingent Consideration"). In addition, according to the sale agreement, an amount of $27,000 was held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential claims relating to Medingo, if any (the "Escrow Deposit").

In May 2012, the parties to the sale agreement signed a supplement to the sale agreement (the "Supplement"), according to which, as final consideration in lieu of the selling shareholders' right under the original sale agreement to all the contingent consideration payments, the Acquirer will pay the selling shareholders an aggregate lump sum of $19,000 (the "Immediate Consideration"), on May 29, 2012 (which immediately followed the original expiration date of the Escrow Deposit).

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3-  Investments in investees (Cont.)

On May 29, 2012, the Escrow Deposit in the amount of $27,000 was paid to the selling shareholders and the Immediate Consideration in the amount of $19,000 was also paid to the selling shareholders. Elron's and RDC's share in the Escrow Deposit was approximately $2,700 and $19,900, respectively. Elron's and RDC's share in the Immediate Consideration was approximately $1,400 and $14,100, respectively. As a result, Elron recorded in the second quarter of 2012 a net gain (attributable to the Company's shareholders) from of its share in the Immediate Consideration of approximately $8,500 (a consolidated net gain of approximately $15,600), under line item gain from disposal and revaluation of investee companies, and changes in holdings, net in the income statement.

In the Supplement, it is stated that the Acquirer informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement, according to the original sale agreement, would have entitled the selling shareholders to $15,000 out of the aggregate Contingent Consideration.

H.	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP Technology Holdings Ltd. ("DEP"), a subsidiary fully owned by Elron.

RDC seeks to identify technological projects and invest in companies that will either commercialize military technologies of Rafael Advanced Defense Systems Ltd. ("Rafael"), which holds 49.9% of RDC's outstanding shares, or that will benefit from Rafael's technology and know-how.

As mentioned in Note 3.C.2.d) to the annual consolidated financial statements, in May 2011, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of up to $10,000, of which Elron's share is $5,000. An amount of $6,500 in respect of the loan was advanced to RDC during 2011, of which Elron's share was $3,250.

In June 2012, RDC's entire debt to its shareholders (Elron and Rafael) was prepaid. Elron's share in the principal and interest was approximately $3,300, similar to Rafael's share.

In June, 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17,800. Elron's share in such dividend amounted to approximately $8,900. The balance in the amount of $8,871 was distributed to Rafael and accordingly was recorded in the statement of changes in equity as a dividend paid by a subsidiary to non-controlling interests.

I.         Navitrio

Navitrio Ltd. ("Navitrio"), a subsidiary of Elron, was founded in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields.

As of the reporting date Elron directly holds 80% of Navitrio's outstanding shares, and is the sole financer of Navitrio's operations.

In April 2012, Elron invested $1,000 in Navitrio.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3-  Investments in investees (Cont.)

In September 2012, Elron invested an additional $1,500 in Navitrio. These investments did not result in any change to Elron's holdings of Navitrio's outstanding shares.

J.         Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron held approximately 22% of Notal's outstanding shares and approximately 17% on a fully diluted basis. The investment in Notal is accounted for as a financial investment measured at fair value and the changes in its fair value are recognized in profit or loss. Elron's holding including voting rights immediately exercisable or convertible is approximately 18%.

In June 2012, Notal signed an investment agreement with its major shareholders, including Elron, whereby approximately $5,000 is to be advanced in two installments in consideration for Preferred C shares and warrants for Preferred C shares. This agreement is an extension of the investment agreement signed in October 2010, as detailed in Note 3.C.1.h to the annual consolidated financial statements. The first installment in the amount of $2,000 was advanced upon signing the agreement, in consideration for 1,877,913 Preferred C shares and 469,478 warrants for Preferred C shares. Elron's share in this amount was approximately $500.

According to the agreement, the major shareholders are obligated to advance the second installment upon Notal achieving certain cumulative conditions as stipulated in the agreement. Following the second installment, Elron's holding in Notal's outstanding shares is expected to be approximately 22% and approximately 18% on a fully diluted basis.

K.       CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects.

In January 2012, CartiHeal signed an investment agreement with some of its shareholders whereby approximately $5,000 is to be advanced in two installments in consideration for Preferred D shares and Warrants to Preferred D shares. The first installment in the amount of $2,500 was advanced immediately. In July 2012, Elron joined the existing investment agreement between CartiHeal and its shareholders and invested the second installment in the amount of $2,500 in CartiHeal, instead of such existing shareholders, in consideration for Preferred D shares and warrants for Preferred D shares.

Following the aforementioned investment, Elron holds approximately 24% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3-  Investments in investees (Cont.)

L.        Cloudyn

Cloudyn Software Ltd. ("Cloudyn") develops software for the optimization of resources and costs related to the cloud environment. Cloudyn is a subsidiary of Elron whose outstanding shares, as of the reporting date, were approximately 43% held by Navitrio.

As mentioned in Note 3.C.2.h to the annual consolidated financial statements, in November 2011, Cloudyn and Navitrio signed an investment agreement, according to which Navitrio will invest in Cloudyn an amount of up to $1,300 in three installments. The first installment, in the amount of $500 was advanced to Cloudyn immediately.

In April 2012, Navitrio advanced to Cloudyn the second installment in the amount of $500.

In September 2012, Navitrio advanced to Cloudyn the third and last installment in the amount of $300. As a result of the said investment, as of the reporting date, Navitrio holds approximately 43% of Cloudyn's outstanding shares and 51% of Cloudyn's voting rights.

M.       Sync-Rx

Sync-Rx Ltd. ("Sync-Rx") develops real-time image processing systems for cardiovascular catheterizations. Sync-Rx is a subsidiary of Elron whose outstanding shares, as of the reporting date, were approximately 87% held by RDC.

In September 2012, a non-binding term sheet was signed for the sale of all the shares of Sync-Rx to a foreign company. Pursuant to the term sheet, insofar as the transaction is completed, the selling shareholders will receive proceeds in the amount of up to approximately $17,250, which includes an immediate cash payment in the amount of up to approximately $14,250 (of which an amount estimated at approximately $2,100 will be deposited in escrow mainly in order to secure certain indemnification obligations of the selling shareholders to the Acquirer), and additional proceeds of up to $3,000, that are contingent upon Sync-Rx achieving a certain milestone (the "Contingent Consideration"). The transaction's completion is subject, among other things, to completion of due diligence on Sync-Rx to the Acquirer's satisfaction, completion of negotiations and execution of definitive agreements, and obtaining applicable regulatory and other approvals, insofar as they are required. In the event of the transaction's completion in accordance with the term sheet, RDC will receive aggregate proceeds estimated at this stage at approximately $15,600, including an immediate cash payment in the amount of approximately $13,200 (of which an amount estimated at $1,800 will be deposited in escrow), and an amount of approximately $2,400 out of the Contingent Consideration, if paid. Elron's share in the net income that would be recorded by RDC in the event of the transaction completion is estimated at this stage between approximately $6,500 and $7,500. The net gain amount exceeding $6,500 may be recognized depending on Elron's estimate of the likelihood of RDC becoming entitled to receive its share of the Contingent Consideration. Negotiations are being held in order to execute a definitive agreement which may include certain changes (compared to the term sheet) that, to the company's estimation, will not have material impact. There is no assurance as to the execution of definitive agreements, their terms, the completion of the transaction and the timing thereof.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3-   Investments in investees (Cont.)

N.         Credit Line

As mentioned in Note 15 (4) to the annual consolidated financial statements, in November 2011, Elron entered into an agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000 for a period of up to 18 months. According to the terms of the credit agreement, at the time the credit line is actually utilized, the Company will pledge shares of Given Imaging Ltd. ("Given") directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares to the amount of credit utilized ("the Coverage Ratio"). Should the Coverage Ratio decrease below 3, the Company shall be required either to pledge additional Given shares or repay a portion of the credit utilized in order to maintain the Coverage Ratio.

In April 2012, the Company drew down a loan in the amount of $5,000 from the aforementioned credit line. To secure the loan, and according to the credit agreement, a pledge was placed on the Company's holdings in 1,130,000 Given shares in favor of the Bank, which then represented approximately 3.7% of Given's outstanding shares (approximately 3.6% of Given's outstanding shares as of the reporting date).

In August 2012, Elron prepaid an amount of $1,000 out of the loan balance. As of the reporting date, the loan balance in the statement of financial position is $4,000. No change was made in the number of the pledged Given shares.

As of the reporting date and as of November 9, 2012, the Coverage Ratio is approximately 4.2 and 5.3, respectively.

O.
Dividend Distribution

On June 25, 2012, the Company declared a dividend in the amount of approximately $15,000 (approximately $0.51 per share). In July 2012, the dividend was paid to the Company's shareholders.

Note 4 –  Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 19 to the annual consolidated financial statements, approved on March 13, 2012.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Contingent Liabilities (Cont.)

Further to the description in Note 19A.1 to the annual consolidated financial statements, on May 28, 2012 the Supreme Court handed down a judgment in which it partially accepted the appeal filed by the plaintiffs regarding the District Court's rejection of the motion to approve their claim as a "class action" against the various defendants including the Company. In the said judgment, it was determined, inter alia, that the motion for approval of the claim as a "class action" was accepted with some modifications and directions as to the conduct of the proceeding as detailed in the judgment and that the case is being returned to the District Court to conduct the claim as a "class action" against all of the defendants, including the Company and its former officers as detailed in the said judgment. The cause of action alleged against the Company is minority oppression of the minority shareholders of Elscint, such that control of Elscint was sold to someone who is anticipated to exploit the assets of the company in an unequal manner ("Sabotage Sale"). The Company denies the allegations against it in the action.

The Company has made a provision in its financial statements of an immaterial amount, which according to the estimation of the Company's management, based, inter alia, on the opinion of its legal advisors, is sufficient to cover the financial resources that may be required of it in order to expunge the claim, if any.

Note 5 –  Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include condensed data or the financial statements of Given, a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

The Company is enclosing the financial statements of Pocared Diagnostics Ltd. ,Brainsgate and NuLens, to these financial statements.

The Company did not enclose the financial statements of Cartiheal even though the amount included in the profit or loss in respect of the investment in Cartiheal constituted more than 20% of the absolute value of the quarterly loss, as this condition was not met in the previous quarter and is not expected to be met in the next quarter.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 –
 Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
	$ thousands

As of September 30, 2012 (unaudited)
Cartiheal (2009) Ltd.*	4,509	70	4,579	112	2,299	2,411	2,168	-

*	The first investment in Cartiheal (2009) Ltd. took place in July 2012, see note 3.K.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
	$ thousands
Nine months ended September 30, 2012 (unaudited)
Cartiheal (2009) Ltd.*	-	-	(939)	(1,127)	(1,127)	(1,127)	-

Three months ended September 30, 2012 (unaudited)
Cartiheal (2009) Ltd.*	-	-	(369)	(348)	(348)	(348)

*	The first investment in Cartiheal (2009) Ltd. took place in July 2012, see note 3.K.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Components of comprehensive income (loss)

           Nine months ended September 30, 2012 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net income (loss)	(3,631)	-	-	(3,631)	4,779	1,148
Loss from financial assets measured at fair value through other comprehensive income	-	(1,380)	-	(1,380)	-	(1,380)
Foreign currency translation differences for foreign operations			(51)	(51)	(3)	(54)
Foreign currency translation charged to the statement of income upon disposal of foreign operations	-	-	68	68	-	68

Total other comprehensive income (loss)	-	(1,380)	17	(1,363)	(3)	(1,366)

Total comprehensive income (loss)	(3,631)	(1,380)	17	(4,994)	4,776	(218)

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 - Components of comprehensive income (loss) (Cont.)

Nine months ended September 30, 2011 (unaudited) *)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held-for-sale	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(17,834)	-	-	-	(17,834)	(4,681)	(22,515)
Loss from available-for-sale financial assets	-	(14,551)	(64)	-	(14,615)	-	(14,615)
Transfer to the statement of income in respect of available-for-sale financial assets	-	2,234	(1,452)	-	782	-	782
Foreign currency translation differences for foreign operations	-	-	-	1,473	1,473	514	1,987
Foreign currency translation charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	-	(6)	-	(6)	-	(6)

Total other comprehensive income (loss)	-	(12,317)	(1,522)	273	(13,566)	514	(13,052)

Total comprehensive income (loss)	(17,834)	(12,317)	(1,522)	273	(31,400)	(4,167)	(35,567)

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Components of comprehensive income (loss) (Cont.)

Three months ended September 30, 2011 (unaudited) *)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(533)	-	-	(533)	(628)	(1,161)
Loss from financial assets measured at fair value through other comprehensive income	-	(47)	-	(47)	-	(47)
Foreign currency translation differences for foreign operations	-	-	(1)	(1)	-	(1)
Foreign currency translation charged to the statement of income upon disposal of foreign operations	-	-	68	68	-	68

Total other comprehensive income (loss)	-	(47)	67	20	-	20

Total comprehensive income (loss)	(533)	(47)	67	(513)	(628)	(1,141)

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 - Components of comprehensive income (loss) (Cont.)

Three months ended September 30, 2011 (unaudited) *)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held-for-sale	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(7,459)	-	-	-	(7,459)	(1,495)	(8,954)
Gain (loss) from available-for-sale financial assets	-	473	(42)	-	431	-	431
Foreign currency translation differences for foreign operations	-	-	-	2,373	2,373	814	3,187
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	-	(2)	-	(2)	-	(2)

Total other comprehensive income (loss)	-	473	(44)	1,173	1,602	814	2,416

Total comprehensive income (loss)	(7,459)	473	(44)	1,173	(5,857)	(681)	(6,538)

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

Elron Electronic Industries Ltd.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 - Components of comprehensive income (loss) (Cont.)

Year ended December 31, 2011 (audited) *)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held-for-sale	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(8,417)	-	-	-	(8,417)	(6,292)	(14,709)
Loss from financial assets measured at fair value through other comprehensive income	-	(16,068)	(78)	-	(16,146)	-	(16,146)
Available-for-sale financial assets classified to the statement of income	-	2,234	(1,452)	-	782	-	782
Adjustments arising from translating financial statements of foreign operations	-	-	-	1,399	1,399	505	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Actuarial loss from defined benefit plans	(54)	-	-	-	(54)	(27)	(81)
Group's share of net other comprehensive income (loss) of companies accounted for under the equity method	210	-	(7)	-	203	34	237

Total other comprehensive income (loss)	156	(13,834)	(1,537)	199	(15,016)	512	(14,504)

Total comprehensive income (loss)	(8,261)	(13,834)	(1,537)	199	(23,433)	(5,780)	(29,213)

*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

Elron Electronic Industries Ltd.
Annex to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

A.	Details regarding investments in the interim consolidated financial statements as of September 30, 2012

			Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment	Market value of investment
	Rate of holdings in equity						September 30,	September 30,	November 9,
	Elron (1)	RDC	equity	in equity (2)	holdings	holdings (2)	2012	2012	2012
	%						$ thousands
Investments in investee companies

Subsidiaries:

Starling Advanced Communications Ltd.	46.45	53.55	100.00	73.28	98.26	72.00	2,716	-	-
Sync-Rx Ltd.	-	87.38	87.38	43.78	78.06	39.11	(544)	-	-
Navitrio Ltd.	80.00	-	80.00	80.00	80.00	80.00	1,169	-	-
Cloudyn Software Ltd.	45.94	-	45.94	36.75	43.33	34.66	250	-	-
Kyma Medical Technologies Ltd.	-	72.85	72.85	36.50	60.80	30.46	2,157	-	-
SmartWave Medical Ltd.	-	100.00	100.00	50.10	89.37	44.77	(88)	-	-

Associates:

Given Imaging Ltd.	21.94	8.59	30.52	26.24	25.81	22.19	103,310	137,902
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	62	-	-
BrainsGate Ltd.	29.90	-	29.90	29.90	26.82	26.82	3,437	-	-
Pocared Diagnostics Ltd.	40.84	-	40.84	40.84	36.97	36.97	2,890	-	-
Cartiheal (2009) Ltd.	23.86		23.86	23.86	19.90	19.90	2,316	-	-
Numbeez Ltd.	34.48	-	34.48	27.59	34.29	27.43	500	-	-

Plymedia Inc.	27.22	-	27.22	27.22	21.38	21.38	-	-	-

Other investments:

Notal Vision Inc.	22.03	-	22.03	22.03	17.28	17.28	3,202	-	-
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	13,300	-	-
Atlantium Technologies Inc.	8.56	-	8.56	8.56	7.71	7.71	130	-	-
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,290	-	-
Enablence Technologies Inc.	6.61	-	6.61	6.61	6.17	6.17	157	157
Whitewater Ltd.	2.90	-	2.90	2.90	1.45	1.45	1,023	-	-
(1)	Including holding through Elron's fully-owned subsidiaries and through Navitrio.

(2)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by Navitrio multiplied by 80%.

BRAINSGATE LTD.
(A development stage company)

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

The Board of Directors
Brainsgate Ltd. (a development stage company)

Re:	Review of unaudited interim financial statements
for the nine-month period ended September 30, 2012

We have reviewed the accompanying balance sheets of Brainsgate Ltd. (a development stage company) ("the Company") as of September 30, 2012 and the related statements of operations, changes in shareholders' equity and cash flows for the nine and three month periods ended September 30, 2012 and for the period from July 30, 2000 (inception date) through September 30, 2012, in accordance with Statements on Standards for Accounting and Review Services issued by the Israeli Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
October 15, 2012	A Member of Ernst & Young Global

BRAINSGATE LTD.
(A development stage company)
BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,		December 31,
	2012	2011	2011
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$12,024	$6,540	$5,087
Short-term deposit	4,539	2,850	2,827
Accounts receivable	147	124	165

Total current assets	16,710	9,514	8,079

RESTRICTED CASH	51	-	54

LONG-TERM DEPOSITS	14	18	25

SEVERANCE PAY FUND	652	691	685

PROPERTY AND EQUIPMENT, NET	118	228	195

Total assets	$17,545	$10,451	$9,038

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
BALANCE SHEETS

 U.S. dollars in thousands, except share and per share data

	September 30,	September 30,	December 31,
	2012	2012	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$25	$58	$142
Employees and payroll accruals	424	499	523
Other account payables	3	-	-
Accrued expenses	1,756	1,278	1,625

	2,208	1,835	2,290

ACCRUED SEVERANCE PAY	693	713	740

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 73,242,324 shares at September 30, 2012 and December 31, 2011; Issued and outstanding: 1,085,390 shares and 1,084,640 shares at September 30, 2012 and December 31, 2011, respectively.	2	2	2
Preferred A shares of NIS 0.01 par value - Authorized: 2,205,880 shares at September 30, 2012 and December 31, 2011; Issued and outstanding: 2,205,875 shares at September 30, 2012 and December 31, 2011; Aggregate liquidation preference of $ 10,479 at September 30, 2012	5	5	5
Preferred B-1 shares of NIS 0.01 par value - Authorized: 3,780,409 shares at September 30, 2012 and December 31, 2011; Issued and outstanding 3,780,409 shares at September 30, 2012 and December 31, 2011; Aggregate liquidation preference of $ 23,232 at September 30, 2012	8	8	8
Preferred B-2 shares of NIS 0.01 par value - Authorized: 764,320 shares at September 30, 2012 and December 31, 2011; Issued and outstanding: 764,320 shares at September 30, 2012 and December 31, 2011; Aggregate liquidation preference of $ 3,673 at September 30, 2012	2	2	2
Preferred C shares of NIS 0.01 par value - Authorized: 5,507,067 shares at September 30, 2012 and December 31, 2011; Issued and outstanding: 5,133,707 shares at September 30, 2012 and December 31, 2011; Aggregate liquidation preference of $ 36,592 at September 30, 2012	14	14	14
Preferred D shares of NIS 0.01 par value - Authorized: 36,070,000 shares at September 30, 2012 and December 31, 2011; Issued and outstanding: 26,230,575 and 8,743,525 shares at September 30, 2012 and December 31, 2011, respectively; Aggregate liquidation preference of $ 21,131 at September 30, 2012	68	24	24
Receipts on account of shares and warrants	*) -	*) -	221
Warrants	1,202	415	415
Additional paid-in capital	74,356	61,745	61,730
Deficit accumulated during the development stage	(61,013)	(54,312)	(56,413)

	14,644	7,903	6,008

	$17,545	$10,451	$9,038

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

October 15, 2012
Date of approval of the financial statements	Avinoam Dayan C.E.O.	Noam Levy C.F.O.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from July 30, 2000 (inception date) through September 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited

Operating expenses:

Research and development	$3,708	$3,945	$1,158	$1,339	$5,621	$46,966
General and administrative	998	1,632	288	795	1,915	13,884

Operating loss	4,706	5,577	1,446	2,134	7,536	60,850
Other expenses (income), net	-	-	-	-	-	(4)
Financial expenses (income), net	(106)	(8)	(111)	215	134	167

Net loss	$4,600	$5,569	$1,335	$2,349	$7,670	$61,013

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share and per share data

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of July 30, 2000 (inception date)	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in July 2000	1,000	*) -	-	-	-	-	-	-	-	-	*) -
Net loss	-	-	-	-	-	-	-	-	-	(211)	(211)

Balance as of December 31, 2001	1,000	*) -	-	-	-	-	-	-	-	(211)	(211)
Issuance of Ordinary shares, net in July 2002	999,000	2	-	-	-	-	-	-	-	-	2
Issuance of Preferred A shares, net	-	-	738,834	1	-	-	-	-	1,976	-	1,977
Net loss	-	-	-	-	-	-	-	-	-	(1,067)	(1,067)

Balance as of December 31, 2002	1,000,000	2	738,834	1	-	-	-	-	1,976	(1,278)	701
Issuance of Preferred A shares, net in July 2003	-	-	731,754	2	-	-	-	-	1,990	-	1,992
Net loss	-	-	-	-	-	-	-	-	-	(2,660)	(2,660)

Balance as of December 31, 2003	1,000,000	2	1,470,588	3	-	-	-	-	3,966	(3,938)	33
Issuance of Preferred A shares, net in January and April 2004	-	-	735,287	2	-	-	-	-	1,958	-	1,960
Net loss	-	-	-	-	-	-	-	-	-	(3,187)	(3,187)

Balance as of December 31, 2004	1,000,000	2	2,205,875	5	-	-	-	-	5,924	(7,125)	(1,194)
Exercise of shares options	148,897	*) -	-	-	-	-	-	-	3	-	3
Issuance of Preferred B-1 shares, net in April and August 2005	-	-	-	-	3,655,623	8	-	-	14,363	-	14,371
Issuance of Preferred B-2 shares, net in April 2005	-	-	-	-	-	-	764,320	2	2,244	-	2,246
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	133	-	133
Beneficial conversion feature related to Convertible bridge loan	-	-	-	-	-	-	-	-	765	-	765
Net loss	-	-	-	-	-	-	-	-	-	(4,708)	(4,708)

Balance as of December 31, 2005	1,148,897	2	2,205,875	5	3,655,623	8	764,320	2	23,432	(11,833)	11,616
Exercise of options	2,597	*) -	-	-	-	-	-	-	4	-	4
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	599	-	599
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	173	-	173
Stock-based compensation related to service providers	(124,786)	-	-	-	124,786	-	-	-	350	-	350
Net loss	-	-	-	-	-	-	-	-	-	(5,353)	(5,353)

Balance as of December 31, 2006	1,026,708	$2	2,205,875	$5	3,780,409	$8	764,320	$2	$24,558	$(17,186)	$7,389

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2007	1,026,708	$2	2,205,875	$5	3,780,409	$8	764,320	$2	-	$-	$24,558	$(17,186)	$7,389
Exercise of options	24,036	*) -	-	-	-	-	-	-	-	-	39	-	39
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	372	-	372
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	89	-	89
Net loss	-	-	-	-	-	-	-	-	-	-	-	(5,929)	(5,929)

Balance as of December 31, 2007	1,050,744	2	2,205,875	5	3,780,409	8	764,320	2	-	-	25,058	(23,115)	1,960
Exercise of options	2,626	*) -	-	-	-	-	-	-	-	-	4	-	4
Issuance of Preferred C shares, net	-	-	-	-	-	-	-	-	3,733,605	10	19,864	-	19,874
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	491	-	491
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	89	-	89
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,093)	(7,093)

Balance as of December 31, 2008	1,053,370	2	2,205,875	5	3,780,409	8	764,320	2	3,733,605	10	45,506	(30,208)	15,325
Exercise of options	5,444	*) -	-	-	-	-	-	-	-	-	9	-	9
Issuance of Preferred C shares, net	-	-	-	-	-	-	-	-	1,400,102	4	7,492	-	7,496
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	821	-	821
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	144	-	144
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,013)	(9,013)

Balance as of December 31, 2009	1,058,814	2	2,205,875	5	3,780,409	8	764,320	2	5,133,707	14	53,972	(39,221)	14,782
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	582	-	582
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	72	-	72
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,522)	(9,522)

Balance as of December 31, 2010	1,058,814	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	$54,626	$(48,743)	$5,914

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Receipts on account		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	of shares	Warrants	capital	stage	(deficiency)

Balance as of December 31, 2010	1,058,814	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	-	$-	$-	$-	$54,626	$(48,743)	$5,914
Exercise of options	25,826	*) -	-	-	-	-	-	-	-	-	-	-	-	-	1	-	1
Issuance of Preferred D shares and warrants, net	-	-	-	-	-	-	-	-	-	-	8,743,525	24	-	415	6,192	-	6,631
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-	902	-	902
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9	-	9
Receipts on account of shares and warrants	-	-	-	-	-	-	-	-	-	-	-	-	221	-	-	-	221
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,670)	(7,670)

Balance as of December 31, 2011	1,084,640	2	2,205,875	5	3,780,409	8	764,320	2	5,133,707	14	8,743,525	24	221	415	61,730	(56,413)	6,008
Exercise of options	750	*) -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	*	) -
Issuance of Preferred D shares and warrants, net	-	-	-	-	-	-	-	-	-	-	17,487,050	44	(221)	787	12,502	-	13,112
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-	106	-	106
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18	-	18
Receipts on account of shares and warrants	-	-	-	-	-	-	-	-	-	-	-	-	*) -	-	-	-	*	) -
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,600)	(4,600)

Balance as of September 30, 2012 (unaudited)	1,085,390	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$-	$1,202	$74,356	$(61,013)	$14,644

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from July 30, 2000 (inception date) through September 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited
Cash flows from operating activities:

Net loss	$(4,600)	$(5,569)	$(1,335)	$(2,349)	$(7,670)	$(61,013)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	109	136	27	46	179	913
Expenses related to options granted to employees and directors	106	870	18	660	902	3,873
Expenses related to options granted to service providers	18	56	8	36	-	727
Beneficial conversion feature related to convertible bridge loan	-	-	-	-	-	765
Stock-based compensation related to service providers	-	-	-	-	9	350
Decrease in valuation of restricted cash	3	-	-	-	-	3
Decrease (increase) in accounts receivable	18	25	(27)	2	(16)	(147)
Increase (decrease) in trade payables	(117)	(1)	(128)	(9)	83	25
Increase (decrease) in employees and payroll accruals	(99)	(22)	(41)	22	2	424
Increase in other account payables	3	-	(29)	-	-	3
Increase (decrease) in accrued expenses	131	(358)	185	(73)	(11)	1,756
Increase in accrued severance pay, net	(14)	(3)	2	(5)	30	41
Accrued interest in respect of shareholders' bridge loan	-	-	-	-	-	19

Net cash used in operating activities	(4,442)	(4,866)	(1,320)	(1,670)	(6,492)	(52,261)

Cash flows from investing activities:

Withdrawal from (investment in) Short-term deposit	(1,712)	(777)	4,391	(2,850)	(754)	(4,539)
Withdrawal from (investment in) Long-term deposits	11	12	2	2	5	(14)
Proceeds from sale of property and equipment	-	-	-	-	-	1
Purchase of property and equipment	(32)	(21)	(5)	(14)	(31)	(1,032)
Restricted cash	-	-	-	-	(54)	(54)

Net cash provided by (used in) investing activities	(1,733)	(786)	4,388	(2,862)	(834)	(5,638)

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from July 30, 2000 (inception date) through September 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited

Cash flows from financing activities:

Exercise of stock options	*) -	1	-	-	1	60
Proceeds from issuance of shares and warrants, net	13,112	6,631	6,666	6,631	6,631	67,584
Receipts on account of shares and warrants	*) -	-	(1,209)	-	221	-
Shareholders' convertible bridge loan	-	-	-	-	-	2,279

Net cash provided by financing activities	13,112	6,632	5,457	6,631	6,853	69,923

Increase (decrease) in cash and cash equivalents	6,937	980	8,525	2,099	(473)	12,024
Cash and cash equivalents at beginning of period	5,087	5,560	3,499	4,441	5,560	-

Cash and cash equivalents at end of period	$12,024	$6,540	$12,024	$6,540	$5,087	$12,024

Non-cash financing information:

Preferred B shares issued upon conversion of shareholders' bridge loan	$-	$-	$-	$-	$-	$2,298

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

a.
BrainsGate Ltd. ("the Company"), an Israeli corporation in the development stage, was incorporated and commenced its operations on July 30, 2000. The Company is developing medical devices for the treatment of Central Nervous System ("CNS") disorders and for drug delivery to the CNS.

b.
The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its product and additional financing until profitability is achieved. The Company incurred in the development stage an accumulated deficit amounting to $ 61,013 from July 2000 through September 30, 2012.

The Company's ability to continue to operate is dependent upon raising additional funds to finance its activities.

Management of the Company is of the opinion that it will have the required funds to continue to operate as a going concern in the coming year.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's financing activities including previous years loans and equity transactions are incurred in U.S. dollars. The majority of the Company's expenses are currently paid in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts.  Transactions and balances denominated in a currency other than US dollars have been remeasured to U.S. dollars in accordance with ASC 830. All transaction gains and losses from re measurement of monetary balance sheet items denominated in currencies other than US dollars are reflected in the statements of operations as financial income or expenses, as appropriate.

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

d.	Restricted cash: Restricted cash is primarily invested in highly liquid deposits, which mature within one year. These deposits are used as security for credit cards and rented premises.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. As of September 30, 2012, the bank deposits were in NIS and bore interest at a interest rate of 1.3%-5%. The deposits are presented at their cost, including accrued interest.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, peripheral equipment	33
Lab equipment	15
Office furniture and equipment	7
Leasehold improvements	Over the term of the lease

g.	Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of September 30, 2012, no impairment losses have been identified.

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Research and development costs:

 Research and development costs are charged to expenses as incurred.

i.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof.

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

j.	Fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, restricted cash, short-term deposits, prepaid expenses and other accounts receivable, trade payables, accrued expenses and employees and payroll accruals approximate their fair value due to the short-term maturities of such instruments.

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Accounting for share-based compensation:

The Company accounts for options granted to employees and directors under the fair value recognition provision of ASC 718, "Stock Compensation" which requires the use of an option valuation model to measure the fair value of options at the date of grant, in order to recognize it as an expense over the requisite service period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from those estimates.

In accordance with ASC 505-50, "Equity-Based Payments to Non-Employees", the Company records compensation expenses equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period.

l.	Preferred D shares and warrants:

According to EITF Topic No. D-98, "Classification and Measurement of Redeemable Securities" (D-98) and FAS 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", Preferred D shares and warrants granted to investors with cashless mechanism, were classified as equity and presented in shareholders' equity.

m.	Income taxes:

The Company account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") . This Statement prescribes the use of the liability method whereby deferred Tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

n.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivables.

Cash and cash equivalents and restricted cash are invested in major banks in Israel and the Management believes that the financial institutions that hold the Company's investments are institutions with a high credit standing and, accordingly, minimal credit risk exists with respect to these investments.

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-       UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

NOTE 4:-       SHARE CAPITAL

a.	In January 2012, 8,743,525 Preferred D shares and 2,185,881 warrants were issued for gross proceeds in the amount of $ 6,667, out of which $ 221 were received in December 2011.

b.
In February 2012, the Company granted to employees 33,000 options to purchase 33,000 of the Company's Ordinary shares at an exercise price of $ 0.08 per share. The options vest over a period of four years.

c.	In February 2012, the Company's board of directors approved an allocation of options between several employees.

d.
On April 18, 2012, the Company granted to employees and a consultant 510,000 option to purchase 510,000 of the Company's Ordinary shares at an exercise price of $ 0.08 per share, and cancelled a previous grant to an employee of 512,543. The options will vest over a period of four years.

e.	On May 8, 2012, 750 options were exercised to 750 Ordinary shares by an employee, in consideration of an exercise price of $ 0.08 per share.

f.	In July 2012, 8,743,525 Preferred D shares and 2,185,881 warrants were issued for gross proceeds in the amount of $ 6,667, out of which $ 1,209 were received in June 2012.

g.	On July 8, 2012, 5,751 options were exercised to 5,751 Ordinary shares by an employee, in consideration of an exercise price of $ 0.08 per share. The shares have not yet been issued.

h.
In August 2012, the Company granted to employees 70,000 options to purchase 70,000 of the Company's Ordinary shares at an exercise price of $ 0.08 per share. The options vest over a period of four years.

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-       SIGNIFICANT EVENTS DURING THE PERIOD

On April 18, 2012, the Company's board of directors approved a bonus to the C.E.O of the Company in the amount of NIS 220.5 thousand.

NOTE 6:-       RECONCILIATION TO IFRS

As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP.

The differences between U.S. GAAP and IFRS are as follows:

a.	Employee retirement benefits:

According to U.S. GAAP, the balance sheets presentation of employee retirement benefits is in gross amounts. According to IFRS, the balance sheets presentation of employee retirement benefits is in net amounts and according to actuarial assessment. The effect of such assessment on the financial statement was immaterial as of September 30, 2012.

b.	Financial income and expenses:

According to U.S. GAAP, the statement of operations presentation of financial income and expenses is in net amounts. According to IFRS, the statement of income presentation of financial income and expenses is in gross amounts.

c.	Warrants for Preferred D shares:

According to U.S. GAAP, warrants granted to investors, with cashless mechanism are treated as equity and presented in shareholders' equity. According to IFRS, such warrants treated as liabilities, are measured at their fair value and presented as liability.

d.	Receipt on account of Preferred D shares and Warrants for Preferred D shares:

According to U.S. GAAP, both components treated as equity, thus the advance payment was treated as equity and presented in shareholders' equity. According to IFRS, the warrants treated as liabilities, thus the advance payment was treated as a liability.

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

The effects of the differences between the GAAPs, on the Company's financial statements are detailed below.

a.	Balance sheets:

	September 30, 2012 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$16,710	$-	$16,710

Non-current assets	$835	$(652)	$183

Total assets	$17,545	$(652)	$16,893

Current liabilities	$2,208	$-	$2,208

Non-current liabilities	$693	$655	$1,348

Total liabilities	$2,901	$655	$3,556

Shareholders' equity	$14,644	$(1,307)	$13,337

	September 30, 2011 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	9,514	-	9,514

Non-current assets	937	(691)	246

Total assets	$10,451	$(691)	$9,760

Current liabilities	1,835	-	1,835

Non-current liabilities	713	(281)	432

Total liabilities	$2,548	$(281)	$2,267

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

	December 31, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$8,079	$-	$8,079

Non-current assets	$959	$(685)	$274

Total assets	$9,038	$(685)	$8,353

Current liabilities	$2,290	$-	$2,290

Non-current liabilities	$740	$(119)	$621

Total liabilities	$3,030	$(119)	$2,911

Shareholders' equity	$6,008	$(566)	$5,442

b.	Statements of operations:

	Nine months ended September 30, 2012
	U.S. GAAP	Reconciliation to IFRS	IFRS
	Unaudited

Research and development	$3,708	$-	$3,708
General and administrative	998	-	998

Operating loss	4,706	-	4,706
Financial expenses	-	269	269
Financial income	(106)	(95)	(201)

Net loss	$4,600	$174	$4,774

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

	Nine months ended September 30, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS
	Unaudited

Research and development	$3,945	$-	$3,945
General and administrative	1,632	-	1,632

Operating loss	5,577	-	5,577
Financial expenses	-	75	75
Financial income	(8)	(75)	(83)

Net loss	$5,569	$-	$5,569

	Three months ended September 30, 2012
	U.S. GAAP	Reconciliation to IFRS	IFRS
	Unaudited

Research and development	$1,213	$-	$1,213
General and administrative	288	-	288

Operating loss	1,501	-	1,501
Financial expenses	-	-	-
Financial income	(111)	-	(111)

Net loss	$1,390	$-	$1,390

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

	Three months ended September 30, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS
	Unaudited

Research and development	$1,339	$-	$1,339
General and administrative	795	1	796

Operating loss	2,134	1	2,135
Financial expenses	215	70	285
Financial income	-	(70)	(70)

Net loss	$2,349	$1	$2,350

	Year ended December 31, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$5,621	$-	$5,621
General and administrative	1,915	-	1,915

Operating loss	7,536	-	7,536
Financing expenses	134	134	268
Financing income	-	(199)	(199)

Net loss	$7,670	$(65)	$7,605

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

c.       Changes in shareholders' equity:

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of July 30, 2000 (inception date)	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in July 2000	1,000	*) -	-	-	-	-	-	-	-	-	*) -
Net loss	-	-	-	-	-	-	-	-	-	(211)	(211)

Balance as of December 31, 2001	1,000	*) -	-	-	-	-	-	-	-	(211)	(211)
Issuance of Ordinary shares, net in July 2002	999,000	2	-	-	-	-	-	-	-	-	2
Issuance of Preferred A shares, net	-	-	738,834	1	-	-	-	-	1,976	-	1,977
Net loss	-	-	-	-	-	-	-	-	-	(1,067)	(1,067)

Balance as of December 31, 2002	1,000,000	2	738,834	1	-	-	-	-	1,976	(1,278)	701
Issuance of Preferred A shares, net in July 2003	-	-	731,754	2	-	-	-	-	1,990	-	1,992
Net loss	-	-	-	-	-	-	-	-	-	(2,660)	(2,660)

Balance as of December 31, 2003	1,000,000	2	1,470,588	3	-	-	-	-	3,966	(3,938)	33
Issuance of Preferred A shares, net in January and April 2004	-	-	735,287	2	-	-	-	-	1,958	-	1,960
Net loss	-	-	-	-	-	-	-	-	-	(3,187)	(3,187)

Balance as of December 31, 2004	1,000,000	2	2,205,875	5	-	-	-	-	5,924	(7,125)	(1,194)
Exercise of shares options	148,897	*) -	-	-	-	-	-	-	3	-	3
Issuance of Preferred B-1 shares, net in April and August 2005	-	-	-	-	3,655,623	8	-	-	14,363	-	14,371
Issuance of Preferred B-2 shares, net in April 2005	-	-	-	-	-	-	764,320	2	2,244	-	2,246
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	133	-	133
Beneficial conversion feature related to Convertible bridge loan	-	-	-	-	-	-	-	-	765	-	765
Net loss	-	-	-	-	-	-	-	-	-	(4,708)	(4,708)

Balance as of December 31, 2005	1,148,897	2	2,205,875	5	3,655,623	8	764,320	2	23,432	(11,833)	11,616
Exercise of options	2,597	*) -	-	-	-	-	-	-	4	-	4
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	599	-	599
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	173	-	173
Stock-based compensation related to service providers	(124,786)	-	-	-	124,786	-	-	-	350	-	350
Net loss	-	-	-	-	-	-	-	-	-	(5,353)	(5,353)

Balance as of December 31, 2006	1,026,708	$2	2,205,875	$5	3,780,409	$8	764,320	$2	$24,558	$(17,186)	$7,389

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2007	1,026,708	$2	2,205,875	$5	3,780,409	$8	764,320	$2	-	$-	$24,558	$(17,186)	$7,389
Exercise of options	24,036	*) -	-	-	-	-	-	-	-	-	39	-	39
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	372	-	372
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	89	-	89
Net loss	-	-	-	-	-	-	-	-	-	-	-	(5,929)	(5,929)

Balance as of December 31, 2007	1,050,744	2	2,205,875	5	3,780,409	8	764,320	2	-	-	25,058	(23,115)	1,960
Exercise of options	2,626	*) -	-	-	-	-	-	-	-	-	4	-	4
Issuance of Preferred C shares, net	-	-	-	-	-	-	-	-	3,733,605	10	19,864	-	19,874
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	491	-	491
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	89	-	89
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,093)	(7,093)

Balance as of December 31, 2008	1,053,370	2	2,205,875	5	3,780,409	8	764,320	2	3,733,605	10	45,506	(30,208)	15,325
Actuarial loss from defined benefit plans	-	-	-	-	-	-	-	-	-	-	-	(23)	(23)
Exercise of options	5,444	*) -	-	-	-	-	-	-	-	-	9	-	9
Issuance of Preferred C shares, net	-	-	-	-	-	-	-	-	1,400,102	4	7,492	-	7,496
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	821	-	821
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	144	-	144
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,005)	(9,005)

Balance as of December 31, 2009	1,058,814	2	2,205,875	5	3,780,409	8	764,320	2	5,133,707	14	53,972	(39,236)	14,767
Actuarial loss from defined benefit plans	-	-	-	-	-	-	-	-	-	-	-	(17)	(17)
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	582	-	582
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	72	-	72
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,485)	(9,485)

Balance as of December 31, 2010	1,058,814	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	$54,626	$(48,738)	$5,919

BRAINSGATE LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2011	1,058,814	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	-	$-	$54,626	$(48,738)	$5,919
Exercise of options	25,826	*) -	-	-	-	-	-	-	-	-	-	-	1	-	1
Issuance of Preferred D shares, net	-	-	-	-	-	-	-	-	-	-	8,743,525	24	6,192	-	6,216
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	902	-	902
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	9	-	9
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,605)	(7,605)

Balance as of December 31, 2011	1,084,640	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	8,743,525	$24	$61,730	$(56,343)	$5,442
Exercise of options	750	*) -	-	-	-	-	-	-	-	-	-	-	-	-	*) -
Issuance of Preferred D shares, net	-	-	-	-	-	-	-	-	-	-	17,487,050	44	12,502	-	12,546
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	106	-	106
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	18	-	18
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,774)	(4,774)

Balance as of September 30, 2012 (unaudited)	1,085,390	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,356	$(61,117)	$13,338

POCARED DIAGNOSTICS LTD.
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Re:	Auditors report on review to the Shareholders of Pocared Diagnostics LTD (a development stage company)

We have reviewed the accompanying financial information of Pocared Diagnostics Ltd. and its subsidiary (a development stage company) (together "the Company") which comprises the condensed balance sheet as of September 30, 2012 and the related condensed consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for the nine and three months period ended September 30, 2012 and for the period from January 1, 2005 (date of inception) through September 30, 2012. This condensed financial information is the responsibility of the Company's management.

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial information referred to above in order for them to be in conformity with United States generally accepted accounting principles, which differ in certain aspects from International Financial Reporting Standards, as described in Note 5 to the consolidated financial statements.

The accompanying financial information has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed consolidated financial statements, the Company has incurred losses in the amount of $ 1,554 and $ 4,696 thousand during three and nine month period ended September 30, 2012, respectively, has an accumulated deficit during the development stage of $ 53,073 thousand as of September 30, 2012, and has an accumulated negative cash flow from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern (Management's plans in regard to these matters are described in Note 1c). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
October 29 , 2012	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2012	2011	2011
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$4,178	$8,624	$6,337
Short-term bank deposit	-	2,000	2,011
Restricted cash	91	78	76
Inventory	910	216	1,253
Accounts receivable	243	873	184

Total current assets	5,422	11,791	9,861

PROPERTY AND EQUIPMENT, NET	744	661	802

LONG-TERM DEPOSIT	16	16	18

Total assets	$6,182	$12,468	$10,681

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,		December 31,
	2012	2011	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:

Trade payables	$205	$264	$208
Employees and payroll accruals	251	235	234
Accrued expenses	361	306	283

Total current liabilities	817	805	725

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.001 par value; Authorized: 1,500,000 share as of September 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 1,333,333 shares as of September 30, 2012, 2011 (unaudited) and December 31, 2011;	300	300	300
Preferred B shares, NIS 0.001 par value; Authorized: 1,550,000 share as of September 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 1,507,341 shares as of September 30, 2012, 2011 (unaudited) and December 31, 2011;	1,634	1,634	1,634
Preferred C shares, NIS 0.001 par value; Authorized: 1,000,000 share as of September 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 760,501 shares as of September 30, 2012, 2011 (unaudited) and December 31, 2011;	1,280	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.001 par value; Authorized: 9,660,000 share as of September 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 9,573,601 shares as of September 30, 2012, 2011 (unaudited) and December 31, 2011;	25,288	25,288	25,288
Preferred E shares, NIS 0.001 par value; Authorized: 11,000,000 share as of September 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 10,413,052 shares as of September 30, 2012, 2011 (unaudited) and December 31, 2011;	6,548	6,548	6,548
Preferred F shares, NIS 0.001 par value; Authorized: 44,000,000 share as of September 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 37,172,831 shares as of September 30, 2012 (unaudited) and December 31, 2011 and 31,002,032 shares as of September 30,2011 (unaudited);	22,462	22,462	22,462
Liquidation preference of Preferred shares as of September 30, 2012 amounted to $ 90,546.
	57,512	57,512	57,512

SHAREHOLDERS' EQUITY (DEFICIENCY):

Ordinary shares, NIS 0.001 par value; Authorized: 100,000,000 share as of September 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 2,000,000 shares as of September 30, 2012, 2011 (unaudited) and December 31, 2011;	4	4	4
Additional paid-in capital	922	768	817
Deficit accumulated during the development stage	(53,073)	(46,621)	(48,377)

Total shareholders' deficiency	(52,147)	(45, 849)	(47,556)

Total liabilities and shareholders' deficiency	$6,182	$12,468	$10,681

The accompanying notes are an integral part of the interim consolidated financial statements.

October 29, 2012
Date of approval of the financial statements	Avi Ludomirski Chairman of the Board	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich levy Finance Manager

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from January 1, 2005 (inception date) through September 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited

Operating expenses:

Research and development	$3,058	$2,274	$1,049	$1,104	$3,784	$44,036
Marketing	217	-	74	-	244	461
General and administrative	1,419	1,555	440	564	1,538	7,908

Operating loss	4,694	3,829	1,563	1,668	5,566	52,405
Financial expenses (income), net	(21)	(47)	(5)	14	(47)	569

Loss before income taxes	4,673	3,782	1,558	1,682	5,519	52,974
Income taxes	23	18	(4)	5	37	99

Net loss	$4,696	$3,800	$1,554	$1,687	$5,556	$53,073

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	-	-	2,000,000	4	-	-	4
Issuance of Preferred A shares (at $0.22), net	1,333,333	300	-	-	-	-	-
Stock-based compensation related to options granted to service providers	-	-	-	-	6	-	6
Net loss		-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	1,333,333	300	2,000,000	4	6	(669)	(659)

Issuance of Preferred B shares (at $1.08), net	1,507,341	1,634	-	-	-	-	-
Issuance of preferred C shares (at $1.68)	760,501	1,280	-	-	-	-	-
Stock based compensation related to options granted to service providers	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	3,601,175	3,214	2,000,000	4	51	(2,587)	(2,532)

Issuance of Preferred D shares (at $2.29)	2,982,896	6,832	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	6,584,071	10,046	2,000,000	4	158	(10,145)	(9,983)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2007	6,584,071	$10,046	2,000,000	$4	$158	$(10,145)	$(9,983)

Issuance of Preferred D shares(at $2.32),	1,606,176	3,735	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	8,190,247	13,781	2,000,000	4	276	(28,215)	(27,935)

Conversion of convertible loan to Preferred D-1 shares	4,924,722	14,700	-	-	-	-	-
Exercise of option granted to service provider	59,807	21	-	-	-	-	-
Issuance of Preferred E shares(at $0.63),	10,413,052	6,548	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	23,587,828	35,050	2,000,000	4	419	(38,868)	(38,445)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	(3,953)	(3,953)

Balance as of December 31, 2010	23,587,828	35,050	2,000,000	4	593	(42,821)	(42,224)

Issuance of Preferred F shares (at $0.605)	21,928,376	13,250	-	-	-	-	-
Conversion of convertible loan into Preferred F shares (at $0.605)	15,244,456	9,212	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	224	-	224
Net loss	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	105		105
Net loss	-	-	-	-	-	(4,696)	(4,696)

Balance as of September 30, 2012 (unaudited)	60,760,660	$57,512	2,000,000	$4	$922	$(53,073)	$(52,147)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,			Year ended December 31,	Period from January 1, 2005 (inception date) through September 30,
	2012	2011	2012	2011		2011	2012
	Unaudited						Unaudited
Cash flows from operating activities:
Net loss	$(4,696)	$(3,800)	$(1,554)		$(1,687)	$(5,556)	$(53,073)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	162	107	55		39	156	421
Increase in interest on convertible loan	-	-	-		-	-	941
Revaluation of restricted cash	(1)	-	(1)		-	6	6
Stock-based compensation related to employees and service providers	105	176	29		56	224	922
Decrease (increase) in inventory	343	(126)	(65)		(59)	(1,163)	(910)
Increase in advances to supplier	-	-	-		376	-	-
Decrease (increase) in accounts receivable	(59)	(662)	(47)		(831)	21	(243)
Decrease (increase) in long-term deposit	2	(7)	2		(3)	(9)	(16)
Increase (decrease) in trade payables	(3)	111	110		213	55	205
Increase in accrued expenses	78	126	166		90	103	361
Increase in employees and payroll accruals	17	48	42		5	47	251

Net cash used in operating activities	(4,052)	(4,027)	(1,263)		(1,801)	(6,116)	(51,135)

Cash flows from investing activities:
Investment in restricted cash	(14)	4	-		4	-	(97)
Proceeds from short term time deposit	2,011	-	550		-	-	2,011
Investment in short-term time deposit	-	(2,000)	-		900	(2,011)	(2,011)
Purchase of property and equipment	(104)	(260)	(6)		(112)	(450)	(1,165)

Net cash provided by (used in) investing activities	1,893	(2,256)	544		792	(2,461)	(1,262)

Cash flows from financing activities:
Proceeds from convertible loan	-	-	-		-	-	22,982
Proceeds from issuance of Preferred shares, net	-	13,232	-		3,736	13,239	33,593

Net cash provided by financing activities	-	13,232	-		3,736	13,239	56,575

Increase (decrease) in cash and cash equivalents	(2,159)	6,949	(719)		2,727	4,662	4,178
Cash and cash equivalents at beginning of period	6,337	1,675	4,897		5,897	1,675	-

Cash and cash equivalents at end of period	$4,178	$8,624	$4,178		$8,624	$6,337	$4,178

Non-cash financing information:
Issuance of Preferred shares upon conversion of a convertible loan	$-	$9,223	$-	$		$9,223	$9,223
Issuance of Preferred shares upon account receivables	$-	$6	$-	$		$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Pocared Diagnostics Ltd. ("the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The Company's system is at development stage and it is not available for use at the US.

b.
On January 1, 2008, the Company's wholly-owned subsidiary, Pocared Diagnostics, Inc. ("the Subsidiary"), commenced operations in the USA. Accordingly, Pocared Diagnostics, Inc. is consolidated from the date mentioned above in the Company's financial statements.

The Company and the Subsidiary are parties to a service agreement under which all research and development expenditures incurred by the Subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred losses in the amount of $ 1,554and  $ 4,696during the  three and nine months period ended September 30, 2012, respectively, has an accumulated deficit during the development stage of $ 53,073 as of September 30, 2012 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through the private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's financing activities including previous years loans and equity transactions are incurred in U.S. dollars. The majority of the Company's expenses are currently paid in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts.  Transactions and balances denominated in a currency other than US dollars have been remeasured to U.S. dollars in accordance with ASC 830. All transaction gains and losses from re measurement of monetary balance sheet items denominated in currencies other than US dollars are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company balances and transactions including profits from inter-company sales not yet realized have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

e.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits, which mature within one year. These deposits are used as security for credit cards and rented premises.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. As of September 30, 2012, the bank deposits were in NIS and bore interest at a interest rate of 2.3%-3%. The deposits are presented at their cost, including accrued interest.

g.	Inventories:

The Company manages its inventory according to the FIFO method.

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Work in progress is based on the cost of raw materials and components used, costs of production including labor are calculated on a periodic basis.

Raw materials are based on cost of purchase.

Inventory write-offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts. During the three and nine month ended September 30, 2012, the Company recorded a $ 0 (zero) and $ 522 (respectively) write offs of inventory under research and development cost.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Mainly

Computers, peripheral equipment and software	33	-
Lab equipment	15-50	15%
Leasehold improvements	20	-
Office furniture and equipment	7-15	7%
Communication equipment	15	-

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of September 30, 2012, no impairment losses have been identified.

j.	Research and development costs:

Research and development costs are charged to expenses as incurred.

k.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof.

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

l.	Fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, restricted cash, short-term deposits, prepaid expenses and other accounts receivable, trade payables, accrued expenses and employees and payroll accruals approximate their fair value due to the short-term maturities of such instruments.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

m.	Accounting for share-based compensation:

The Company accounts for options granted to employees under the fair value recognition provision of ASC 718, "Stock Compensation" which requires the use of an option valuation model to measure the fair value of options at the date of grant, in order to recognize it as an expense over the requisite service period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from those estimates.

The fair value of each options award is estimated on the grant date using the Black-Scholes-Merton model noted in the following table:

	2011	2010

Dividend yield	0%	0%
Expected volatility	80%	80%
Risk-free interest	0.96%-1.53%	0.87%
Expected life	4.75 years	5.5 years

Expected volatility was calculated based upon the industry volatility of high-tech companies.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected option term represents the period during which the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by Staff Accounting  Bulletin No. 110 ("SAB 110") as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Federal Reserve rates plus a market. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

In accordance with ASC 505-50, "Equity-Based Payments to Non-Employees", the Company records compensation expenses equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period.

n.	convertible preferred shares:

Since the Company board of directors has the exclusive right to approve a redemption event, and since the Company board of directors controlled by preferred shareholders, all of the preferred shares have been presented outside of permanent equity in accordance of the EITF Topic D-98, "Classification and Measurement of Redeemable Securities". The Company values since it is uncertain whether or when a redemption event will occur. Subsequent adjustment to increase the carrying value to redemption values will be made when it become probable that such redemption will occur.

o.	Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") . This Statement prescribes the use of the liability method whereby deferred Tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivables.

Cash and cash equivalents and restricted cash are invested in major banks in Israel and the U.S.A. Management believes that the financial institutions that hold the Company's investments are institutions with a high credit standing and, accordingly, minimal credit risk exists with respect to these investments.

NOTE 3:-	UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with accounting United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months period ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

NOTE 4:-	CONVERTIBLE PREFERRED SHARES

a.
The Company's Amended and Restated Articles of Association authorize the issuance of shares of series A, B, C, D, E and F convertible preferred shares. The Article of Association ("AOA") states that the convertible preferred shares are not redeemable, they include certain contingent provisions (deemed liquidation events) that may trigger distribution of cash upon events that are not in the Company's control and that do not result in final liquidation of the Company (e.g., change in control). Based on ASC 480-10-S99, as redemption of the Company's convertible preferred shares is considered outside of the Company's control (since the board of directors is controlled by the preferred shareholders), all the convertible preferred shares have been classified outside of shareholders deficit in Company's  consolidated balance sheets and consolidated statements of changes in convertible preferred shares and shareholders' deficit.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

b.	Significant terms of convertible preferred share are as follows:

Voting rights

The preferred shares shall have the same voting rights as Ordinary shares  The holders are entitled to one vote for each share of ordinary share unto which the share be converted. The holders of the convertible share and ordinary share vote together and not as separate classes.

Dividends

In the event of any declaration of a Dividend by the Company, and provided that, immediately after such declaration and distribution of such Dividend the net cash balance of the Company shall be at least $15,000, then the cash or property available for distribution to the Shareholders shall be distributed or allocated among the Shareholders according to the order of preference:

(i)
The holders of Preferred F Shares shall be entitled to receive an amount equal to 200% of the Original Issue Price per Preferred F Share plus interest on the Original Issue Price at the rate of 8% per annum.

(ii)
after the Preferred F Dividend Preference has been paid in full the holders of Preferred E Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred E Share plus interest at the rate of 5% per annum.

(iii)
after the Preferred F and E Dividend Preference has been paid in full the holders of Preferred D, D-1 and D-2 Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred D, D-1 and D-2 Share plus interest at the rate of 5% per annum.

(iv)
after the Preferred F ,E, D, D-1 and D-2 Dividend Preference has been paid in full the holders of Preferred A, B and C Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred A, B and C Share plus interest at the rate of 5% per annum.

(v)
after payment in full of the all the Preferred Dividend Preference (F, E, D, D-1, D-2, C, B and A), the remaining Dividend Distribution available for distribution, if any, shall be distributed pro rata among all the holders of Ordinary Shares and Preferred Shares of the Company, on an as converted basis.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

Liquidation

Until a Qualified IPO, in the event of any sale, liquidation, dissolution or winding up, either voluntary or involuntary bankruptcy, or reorganization of the Company (collectively, a “Liquidation Event”), or a Deemed Liquidation Event, then the assets or proceeds available for distribution to the Shareholders or otherwise payable to them in their capacity as such (the "Distributable Proceeds") shall be distributed or allocated among the Shareholders according to the following order of preference:

(i)
the holders of Preferred F Shares shall be entitled to receive, from the Distributable Proceeds, on a pro rata basis amongst themselves, prior and in preference to any other securities of the Company, an amount equal to 200% of the Original Issue Price per Preferred F Share plus interest on the Original Issue Price at the rate of 8% per annum, compounded annually, from the Original Issue Date of such Preferred F Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred F Share but less any dividends previously received on such Preferred F Shares (collectively, the "Preferred F Preference Amount"). In the event that the Distributable Proceeds shall be insufficient for the distribution of the Preferred F Preference Amount in full to all of the holders of Preferred F Shares, then the Distributable Proceeds shall be distributed or allocated among the holders of Preferred F Shares on a pro rata pari passu basis in proportion to the amounts such holders would have received had the Distributable Proceeds been sufficient for the distribution in full of the Preferred F Preference Amount

(ii)
after the Preferred F Preference Amount has been paid in full and prior to any payments to other holders of  Preferred Shares, the holders of Preferred E Shares shall be entitled to receive, from the remaining Distributable Proceeds, , for each Preferred E Share held by them, the Original Issue Price per Preferred E Share plus interest at the rate of 5% per annum, compounded annually, from the Original Issue Date of such Preferred E Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all  declared but unpaid dividends on each Preferred E Share but less any dividends previously received on such Preferred E Shares (collectively, the "Preferred E  Preference Amount").

(iii)
after the Preferred F Preference Amount and the Preferred E Preference Amount have been paid in full the holders of Preferred D Shares, Preferred D-1 Shares and Preferred D-2 Shares as a group shall be entitled to receive, from the remaining Distributable Proceeds, for each Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share held by them, the Original Issue Price per Preferred D Share, Preferred D-1 Share or Preferred D-2 Share, as applicable, plus interest at the rate of 5% per annum, compounded annually, from the Original Issue Date of such Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share but less any dividends previously received on such Preferred D Shares Preferred D-1 Share and Preferred D-2 Share (collectively, the "Preferred D,D-1,D-2  Preference Amount").

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

(iv)
after the Preferred F Preference Amount, the Preferred E Preference Amount and the Preferred D,D-1,D-2 Preference Amount have been paid in full the holders of Preferred A ,B , C Shares as a group, shall be entitled to receive, from the remaining Distributable Proceeds, on a pro rata basis amongst themselves, for each Preferred A, B, C Share held by them, the Original Issue Price per Preferred A, B, C share as applicable, plus interest at the rate of 5%  per annum, compounded annually, from the Original Issue Date of such shares and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred A Shares, Preferred B Shares and Preferred C Shares, as applicable, but less any dividends previously received on such shares (collectively, the "Preferred A,B,C Preference Amount").

(v)
after payment in full of the Preferred F Preference Amount, the Preferred E Preference Amount, the Preferred D,D-1,D-2 Preference Amount and the Preferred A,B,C Preference Amount, the remaining Distributable Proceeds available for distribution, if any, shall be distributed or allocated pro rata among all the holders of Ordinary Shares and Preferred Shares of the Company, on an as converted basis.

Conversion

The Preferred Shareholders shall have conversion rights as follows:
Each Preferred Share shall be convertible, at the option of the holder of such share, at any time after the Original Issue Date of such share, into such number of fully paid and nonassessable Ordinary Shares of the Company as is determined by dividing the applicable Original Issue Price for such share by the Conversion Price at the time in effect for such share. The Conversion Price for each Preferred Share shall be subject to adjustment in accordance with any Recapitalization Event and pursuant to the anti-dilution provisions set forth herein.

Each Preferred Share shall automatically be converted into fully paid and non assessable Ordinary Shares by dividing the applicable Original Issue Price by the Conversion Price at the time in effect for such Preferred Share, immediately upon: (i) a Qualified IPO, or (ii) the consent in writing of the Majority Preferred Shareholders. In the event that prior to the Qualified IPO, the Company issues any Additional Securities (as defined below) at a price per share lower than the Conversion Price of any of the Preferred Shares in effect immediately prior to such issuance, then upon each such issuance, the Conversion Price of the relevant Preferred Shares shall be reduced, for no additional consideration, in accordance with Conversion Price Adjustments of Preferred Shares formula as defined in the Article Of Association  of the Company.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

c.	Share issuance:

1.
On January 10, 2011, the Company effected a private placement and issued 9,586,777 Preferred F shares in consideration of $ 5,800. According to the share purchase agreement, the Company will issue up to an additional 18,512,397 Preferred F shares in consideration of up to $ 11,200 in three equal quarterly installments starting April 1, 2011. On March 21, 2011, the Company's board of directors resolved to postpone the quarterly installments by 8 weeks. On March 31, 2011, the Company's shareholders approved the above mentioned postponement.

2.	On January 10, 2011, the convertible loan and accrued interest were converted into 15,244,456 Preferred F shares.

3.	On May 27, 2011 the Company received the second installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

4.	On September 8, 2011 the Company received the third installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

5.
On December 5, 2011, the Company's shareholders resolved to postpone the fourth installment to March 30, 2012. On March 22, 2012 the Company's board of directors resolved to postpone the fourth installment to November, 2012, notwithstanding the aforesaid if the performance issue is resolved at any time before such date the Company shall be authorized to immediately call the money and investors shall committed to make such investment. This board of director resolution is still subject to shareholders' approval.

NOTE 5:-	RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
According to International Financial Reporting Standards ("IFRS"), a convertible loan and its convertible element should be presented at its fair market value, based on its classification as a financial liability at Fair Value through profit and loss. According to U.S. GAAP, a convertible loan is presented at its nominal value. The Company's Convertible note had been accounted accordingly.

As of January 10, 2011 (see Note 4b(2)), the Company no longer had any convertible notes outstanding; therefore, no further adjustment between IFRS and U.S. GAAP) due to the convertible loan were deemed necessary.

b.
According to International Financial Reporting Standards ("IFRS"), the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with EITF Topic D-98 the redeemable convertible preferred shares are presented outside of permanent equity, as further explain in Note 4a and Note 2n.

Based on this, the following adjustments are required to the financial statements:

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS" (Cont.)

c.	Reconciliations to balance sheets (unaudited):

	September 30, 2012				September 30, 2011				December 31, 2011
	U.S GAAP	Effect of transition to IFRS		IFRS	U.S GAAP	Effect of transition to IFRS		IFRS	U.S GAAP	Effect of transition to IFRS	IFRS
ASSETS

Total current assets	$5,422		$-	$5,422	$11,791		$-	$11,791	$9,861	$-	$9,861

Total non-current assets	760		-	760	677		-	677	820	-	820

Total assets	$6,182	$	\-	$6,182	$12,468	$	\-	$12,468	$10,681	$-	$10,681

LIABILITIES AND EQUITY

Total current liabilities	$817		$-	$817	$805	$		$805	$725	$-	$725

convertible preferred shares	57,512		(57,512)	-	57,512		(57,512)	-	57,512	(57,512)	-

Total shareholders' equity (deficiency)	(52,147)		57,512	5,365	(45, 849)		57,512	11,663	(47,556)	57,512	9,956

Total liabilities and shareholders' deficiency	$6,182		$-	$6,182	$12,468		$-	$12,468	$10,681	$-	$10,681

d.
Reconciliations to the statement of income, as of September 30, 2012 and 2011 and December 31, 2011, since the redemption event is not probable no adjustment to the value under USGAAP has been recorded and therefore no income statement difference between USGAAP and IFRS exists.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	-	-	303	(669)	(359)

Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	-	-	3,257	(2,587)	682

Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	-	-	10,189	(10,145)	63

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
																Deficit accumulated	Total
									Preferred D, D-1						Additional	during the	shareholders'
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		and D-2 shares		Preferred E shares		Preferred F shares		paid-in	development	equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2007	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	2,982,896	$7	-	$-	-	$-	$10,189	$(10,145)	$63

Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	4,589,072	11	-	-	-	-	14,038	(28,215)	(14,154)

Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance as of December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance as of December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)

Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956

Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	105	-	105
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,696)	(4,696)

Balance as of September 30, 2012 (unaudited)	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	$60,842	$(55,679)	$5,365

NULENS LTD.
(A development stage company)

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

IN U.S. DOLLARS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

The Board of Directors
NuLens Ltd. (a development stage company)

Re:	Review of unaudited interim financial statements
for the nine-month period ended September 30, 2012

We have reviewed the accompanying balance sheet of NuLens Ltd. (a development stage company) ("the Company") as of September 30, 2012 and the related statements of operations, changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2012 and for the period from January 1, 2003 (date of inception) to September 30, 2012, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Without qualifying our opinion, we wish to draw attention to the fact that the Company has incurred losses in the amount of $ 2,906 thousand during the nine-month period ended September 30, 2012, and has an accumulated deficit in the amount of $ 29,318 thousand as of September 30, 2012. These factors raise substantial doubt about the Company's ability to continue as a "going concern". The financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a "going concern".

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
October 18 , 2012	A Member of Ernst & Young Global

NULENS LTD.
(A development stage company)

BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2012	2011	2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,533	$2,005	$989
Accounts receivable	52	33	45

Total current assets	1,585	2,038	1,034

LONG-TERM ASSETS:
Severance pay fund	155	288	156
Long-term loan to a shareholder	321	307	311
Lease deposits	24	15	14

	500	610	481

PROPERTY AND EQUIPMENT, NET	409	556	518

	$2,494	$3,204	$2,033

The accompanying notes are an integral part of the financial statements.

NULENS LTD.
(A development stage company)

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,		December 31,
	2012	2011	2011
	Unaudited

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Trade payables	$277	$449	$422
Other accounts payable and accrued expenses	296	491	312

Total current liabilities	573	940	734

LONG-TERM LIABILITIES:
Accrued severance pay	213	396	188
Convertible loans from shareholders	4,422	2,354	2,000

	4,635	2,750	2,188

SHAREHOLDERS' DEFICIENCY:
Ordinary shares of NIS 0.01 par value - 7,236,706 shares authorized at September 30, 2012 and December 31, 2011; 1,603,546 shares issued and outstanding at September 30, 2012 and December 31, 2011	4	4	4
Preferred A shares of NIS 0.01 par value - 908,432 shares authorized issued and outstanding at September 30, 2012 and December 31, 2011; Aggregate liquidation preference of $ 4,592 at September 30, 2012 and $ 4,465 at December 31, 2011	2	2	2
Preferred B shares of NIS 0.01 par value - 964,630 shares authorized issued and outstanding at September 30, 2012 and December 31, 2011; Aggregate liquidation preference of $ 7,950 at September 30, 2012 and $ 7,725 at December 31, 2011	2	2	2
Preferred C and C1 shares of NIS 0.01 par value - 1,404,906 shares authorized issued and outstanding at September 30, 2012 and December 31, 2011; Aggregate liquidation preference of $ 14,807 at September 30, 2012 and $ 14,438 at December 31, 2011	3	3	3
Additional paid-in capital	26,593	24,853	25,512
Deficit accumulated during the development stage	(29,318)	(25,350)	(26,412)

Total shareholders' deficiency	(2,714)	(486)	(889)

	$2,494	$3,204	$2,033

The accompanying notes are an integral part of the financial statements.

October 18, 2012
Date of approval of the financial statements	Galit Gvily Chief Financial Officer	Joshua Ben-Nun Director

NULENS LTD.
(A development stage company)

STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from January 1, 2003 (date of inception) to September 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited

Operating costs and expenses:

Research and development	$1,736	$2,566	$540	$758	$3,223	$21,441
Selling and marketing	10	27	-	13	30	312
General and administrative	643	929	214	328	1,156	7,736

Operating loss	2,389	3,522	754	1,099	4,409	29,489
Financial expenses (income), net	517	(20)	207	(39)	155	(161)
Other income	-	-	-	-	(* -	(10)

Net loss	$2,906,906	$3,502	$961	$1,060	$4,564	$29,318

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

NULENS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except for share data

	Number of Common shares	Number of Preferred A shares	Number of Preferred B shares	Share capital	Additional paid-in capital	Receipts on account of shares	Receivables on account of shares	Deficit accumulated during the development stage	Total shareholders' equity

Balance as of January 1, 2003 (date of inception)	-	-	-	$-	$-	$-	$-	$-	$-
Shares issued	333,300	-	-	1	99	-	-	-	100
Receipts on account of shares, net	-	-	-	-	-	700	-	-	700
Net loss	-	-	-	-	-	-	-	(423)	(423)

Balance as of December 31, 2003	333,300	-	-	1	99	700	-	(423)	377
Shares issued, net	1,039,796	-	-	2	770	(700)	-	-	72
Stock based compensation related to warrants granted to non-employees	-	-	-	-	47	-	-	-	47
Receipts on account of shares	-	-	-	-	-	446	-	-	446
Net loss	-	-	-	-	-	-	-	(804)	(804)

Balance as of December 31, 2004	1,373,096	-	-	3	916	446	-	(1,227)	138
Issuance of Common shares	204,778	-	-	1	593	(446)	-	-	148
Issuance of Preferred A shares, net	-	545,059	-	1	1,931	-	-	-	1,932
Exercise of stock options, net	5,365	-	-	*) -	20	-	(20)	-	-
Stock based compensation related to warrants granted to non-employees	-	-	-	-	41	-	-	-	41
Net loss	-	-	-	-	-	-	-	(1,509)	(1,509)

Balance as of December 31, 2005	1,583,239	545,059	-	5	3,501	-	(20)	(2,736)	750
Collection of receivable on account of shares	-	-	-	-	-	-	20	-	20
Issuance of Preferred A shares, net	-	363,373	-	1	1,354	-	-	-	1,355
Issuance of Preferred B shares, net	-	-	964,630	2	5,978	-	-	-	5,980
Exercise of stock options, net	2,682	-	-	*) -	10	-	-	-	10
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	111	-	-	-	111
Net loss	-	-	-	-	-	-	-	(2,302)	(2,302)

Balance as of December 31, 2006	1,585,921	908,432	964,630	$8	$10,954	$-	$-	$(5,038)	$5,924

NULENS LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except for share data

	Number of Ordinary shares	Number of Preferred A shares	Number of Preferred B shares	Number of Preferred C shares	Share Capital	Additional paid-in capital	Deficit accumulated during the development stage	Total shareholders' equity

Balance as of December 31, 2006	1,585,921	908,432	964,630	-	$8	$10,954	$(5,038)	$5,924
Issuance of Preferred C shares, net	-	-	-	892,857	2	7,930	-	7,932
Exercise of stock options, net	15,000	-	-	-	*) -	93	-	93
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	103	-	103
Net loss	-	-	-	-	-	-	(3,119)	(3,119)

Balance as of December 31, 2007	1,600,921	908,432	964,630	892,857	10	19,080	(8,157)	10,933
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	127	-	127
Net loss	-	-	-	-	-	-	(4,448)	(4,448)

Balance as of December 31, 2008	1,600,921	908,432	964,630	892,857	10	19,207	(12,605)	6,612
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	59	-	59
Net loss	-	-	-	-	-	-	(3,996)	(3,996)

Balance as of December 31, 2009	1,600,921	908,432	964,630	892,857	10	19,266	(16,601)	2,675
Issuance of Preferred C1 shares, net	-	-	-	512,049	1	4,584	-	4,585
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	776	-	776
Net loss	-	-	-	-	-	-	(5,247)	(5,247)

Balance as of December 31, 2010	1,600,921	908,432	964,630	1,404,906	11	24,626	(21,848)	2,789
Exercise of stock options, net	2,625	-	-	-	(* -	17	-	17
Conversion feature of convertible loans from shareholders	-	-	-	--	-	597	-	597
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	272	-	272
Net loss	-	-	-	-	-	-	(4,564)	(4,564)

Balance as of December 31, 2011	1,603,546	908,432	964,630	1,404,906	11	25,512	(26,412)	(889)
Conversion feature of convertible loans from shareholders	-	-	-	-	-	906	-	906
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	175	-	175
Net loss	-	-	-	-	-	-	(2,906)	(2,906)

Balance as of September 30, 2012 (unaudited)	1,603,546	908,432	964,630	1,404,906	$11	$26,593	$(29,318)	$(2,714)

*)           Represents an amount lower than $ 1.
The accompanying notes are an integral part of the financial statements.

NULENS LTD.
(A development stage company)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from January 1, 2003 (date of inception) to September 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited

Cash flows from operating activities:
Net loss	$(2,906)	$(3,502)	$(961)	$(1,060)	$(4,564)	$(29,318)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	113	150	36	50	196	879
Erosion of lease deposits	-	3	-	1	-	-
Capital gain from sale of property and equipment	-	-	-	-	(* -	(10)
Accrued interest on long-term loan to a shareholder	(10)	(10)	(3)	(3)	(14)	(71)
Accrued severance pay, net	26	(18)	24	(13)	(94)	58
Stock-based compensation related to warrants granted to non-employees and employees	175	210	58	84	272	1,711
Decrease (increase) in accounts receivable	(7)	43	(13)	34	31	(52)
Accrued interest on long-term loan from shareholders and amortization of conversion feature	538	26	208	22	208	746
Increase (decrease) in trade payables	(145)	(226)	(69)	(135)	(253)	277
Increase (decrease) in other accounts payable and accrued expenses	(16)	2	2	19	(177)	296

Net cash used in operating activities	(2,232)	(3,322)	(718)	(1,001)	(4,395)	(25,484)

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	-	-	-	1	23
Purchase of property and equipment	(4)	(27)	(2)	(5)	(36)	(1,301)
Long-term loan to a shareholder	-	-	-	-	-	(250)
Decrease (Increase) in lease deposits	(10)	-	(10)	-	4	(24)

Net cash used in investing activities	(14)	(27)	(12)	(5)	(31)	(1,552)

Cash flows from financing activities:
Proceeds from issuance of share capital and exercise of options, net	-	17	-	-	17	23,390
Proceeds from convertible loan from shareholders	2,790	2,328	1,198	204	2,389	5,179

Net cash provided by financing activities	2,790	2,345	1,198	204	2,406	28,569

Increase (decrease) in cash and cash equivalents	544	(1,004)	468	(802)	(2,020)	1,533
Cash and cash equivalents at beginning of period	989	3,009	1,065	2,807	3,009	-

Cash and cash equivalents at end of period	$1,533	$2,005	$1,533	$2,005	$989	$1,533

*) Represents an amount lower than $ 1.
The accompanying notes are an integral part of the financial statements.

NULENS LTD.
  (A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

NuLens Ltd. was established in September 2002 and commenced its business operations in January 2003. The Company is engaged in the research, development and marketing of innovative technologies in the ophthalmologic field. The Company's current focus is the development of an accommodating IOL (Intra Ocular Lens) with over 10 diopters of accommodative power.

The Company has incurred losses in the amount of $ 2,906 during the nine month period ended September 30, 2012, and has an accumulated deficit in the amount of $ 29,318 as of September 30, 2012. These factors raise substantial doubt about the Company's ability to continue as a "going concern". The financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a "going concern".

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars:

The functional currency of the Company is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The majority of the Company's operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars. Financing and investing activities including equity transactions and cash investments are made in U.S. dollars.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts.  Transactions and balances denominated in a currency other than US dollars have been remeasured to U.S. dollars in accordance with ASC 830. All transaction gains and losses from re measurement of monetary balance sheet items denominated in currencies other than US dollars are reflected in the statements of operations as financial income or expenses, as appropriate.

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

d.
Short-term deposits:

The Company classified deposits with original maturities of more than three months and less than one year as short-term deposits. The short-term deposits are presented at cost, including accrued interest.

e.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers	33
Lab equipment	15
Office furniture	7
Leasehold improvements	over the term of the lease

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment"/ ASC 250, "Presentation of Financial Statements" (formerly: Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144")), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of September 30, 2012 and December 31, 2011, no impairment losses have been identified.

f.	Research and development costs:

Research and development costs are charged to expenses as incurred.

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.
Accounting for share-based compensation:

ASC 718, "Compensation-Stock Compensation" ("ASC 718") (formerly SFAS No. 123(R), "Share-Based Payment") which required the measurement and recognition of compensation expenses based on estimated fair value for all share based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's statement of operations.

h.
Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, short-term deposits, accounts receivable, other accounts payable and trade payables approximate their fair value due to the short-term maturity of such instruments.

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

i.
Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as an expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month's salary for each year of employment or a portion thereof.

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay:

Pursuant to Section 14 of the Severance Compensation Act, 1963 ("Section 14"), most of the employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheets.

The Company's liability for the employees that are not subject to Section 14 is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

j.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") (formerly SFAS 109, "Accounting for Income Taxes" or FAS Interpretation No 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB statement No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term deposits.

Cash and cash equivalents and short-term deposits are invested in major banks in Israel. Management believes that a minimal credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-
UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

NOTE 4:-	CONVERTIBLE LOAN

In January 2012 the Company received the second installment in the amount of $ 1,592 thousand. The conditions of the loan are stated in Note 7 to the financial statements as of December 31, 2011. The Company recorded additional beneficial conversion feature in the amount of $ 393 thousand, which is amortized over a 17 months period.

In September 2012 the Company entered into another convertible loan agreement with its shareholders in the amount of $ 1,200. The convertible loan shall be transferred to the Company in one installment. The principal amount shall bear annual interest at the rate of LIBOR + 8%. The loan and the accrued interest shall be converted as follows:

a.
Upon the closing of an equity investment of at least $ 4,000 in the Company from an unaffiliated third party investors, the loan shall be automatically converted into equity of the Company, such that the lenders shall receive the same type of securities to be received by the investors at a price per share paid by the investors, less a discount of 30%.

b.
If at any time following the execution of the loan agreement, the Company intends to consummate an equity investment of less than $ 4,000, then the Company shall notify each lender of such intention. Each lender shall be entitled to convert its portion of the loan into equity, such that the lender shall receive the same type of securities to be received by the investors at a price per share equal to the price per share paid by the investors less a discount of 30%.

c.
If the loan has not been converted within 24 months after the date of the loan agreement, the loan shall be automatically converted into C1 Preferred shares at a price reflecting a 30% discount of C1 Preferred shares price.

d.
If at any time the Company consummates an M&A transaction, then immediately prior to the closing of such transaction, the Company shall pay to the lenders an amount equal to two times the loan amount. Such payment shall be prior and in preference to the liquidation preference, or any dividend distribution or other payment made with respect to the Company's equity.

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	CONVERTIBLE LOAN (Cont.)

According to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), determine that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the Ordinary shares or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). In addition, EITF 00-27 states that changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.

In regard of the new convertible loan the company recorded additional beneficial conversion feature in the amount of $ 513 thousand, which is amortized over a 24 months period. The total balance of the conversion feature the company recorded regarding all the convertible loans received from it's shareholders at September 30, 2012 and December 31, 2011 is in the amount of $1,503 thousands and $597 thousands, respectively. The amortization expenses for the nine months period ended September 30, 2012 and for the year ended December 31, 2011 is in the amount of $420 thousands and $162 thousands, respectively.

The loan is presented in the financial statements at the principal amount plus the accrued interest less the amortized conversion feature.

NOTE 5:-	RECONCILIATION TO IFRS

As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP.

The differences between U.S. GAAP and IFRS are as follows:

a.
Employee retirement benefits:

According to U.S. GAAP, the balance sheets presentation of employee retirement benefits is in gross amounts. According to IFRS, the balance sheets presentation of employee retirement benefits is in net amounts and according to actuarial assessment. The effect of such assessment on the financial statement was immaterial as of September 30, 2012.

b.
Financial income and expenses:

According to U.S. GAAP, the statement of operations presentation of financial income and expenses is in net amounts. According to IFRS, the statement of income presentation of financial income and expenses is in gross amounts.

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	RECONCILIATION TO IFRS (Cont.)

c.
Convertible loans from shareholders:

According to U.S GAAP, the embedded beneficial conversion feature is calculated at the commitment date as the difference between the conversion price and the fair value of the securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. According to IFRS, the fair value of the liability should be determined first. The balance is allocated to the embedded conversion feature.

d.
Stock based compensation:

According to U.S. GAAP, compensation expenses were calculated in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for options granted prior to January 1, 2006 and in accordance with Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R) for options granted after January 1, 2006. According to IFRS, compensation expenses were calculated using Black-Sholes-Merton option pricing model only for options granted after March 15, 2005 and were unvested as of December 31, 2005.

The effects of the differences between the GAAPs, on the Company's financial statements are detailed below.

a.	Balance sheets:

	September 30, 2012
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$1,585	$-	$1,585

Non-current assets	$909	$-	$909

Total assets	$2,494	$-	$2,494

Current liabilities	$573	$-	$573

Non-current liabilities	$4,635	$(1,800)	$2,835

Total liabilities	$5,208	$(1,800)	$3,408

Shareholders' equity (deficiency)	$(2,714)	$1,800	$(914)

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	RECONCILIATION TO IFRS (Cont.)

	September 30, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$2,038	$-	$2,038

Non-current assets	$1,166	$-	$1,166

Total assets	$3,204	$-	$3,204

Current liabilities	$940	$-	$940

Non-current liabilities	$2,750	$(1,467)	$1,283

Total liabilities	$3,690	$(1,467)	$2,223

Shareholders' equity (deficiency)	$(486)	$1,467	$981

	December 31, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$1,034	$-	$1,034

Non-current assets	$999	$-	$999

Total assets	$2,033	$-	$2,033

Current liabilities	$734	$-	$734

Non-current liabilities	$2,188	$(1,252)	$936

Total liabilities	$2,922	$(1,252)	$1,670

Shareholders' equity (deficiency)	$(889)	$1,252	$363

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	RECONCILIATION TO IFRS (Cont.)

b.	Statements of operations:

	Nine months ended September 30, 2012
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$1,736	$66	$1,802
Selling and marketing	10	-	10
General and administrative	643	(27)	616

Operating loss	2,389	39	2,428
Financing expenses	517	1,256	1,773
Financing income	-	(24)	(24)

Net loss	$2,906	$1,271	$4,177

	Nine months ended September 30, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$2,566	$(83)	$2,483
Selling and marketing	27	-	27
General and administrative	929	51	980

Perating loss	3,522	(32)	3,490
Financing expenses	-	284	284
Financing income	(20)	(33)	(53)

Net loss	$3,502	$219	$3,721

	Three months ended September 30, 2012
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$540	$75	$615
Selling and marketing	-	-	-
General and administrative	214	(18)	196

Operating loss	754	57	811
Financing expenses	207	474	681
Financing income	-	(3)	(3)

Net loss	$961	$528	$1,489

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	RECONCILIATION TO IFRS (Cont.)

	Three months ended September 30, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$758	$(83)	$675
Selling and marketing	13	-	13
General and administrative	328	52	380

Operating loss	1,099	(31)	1,068
Financing expenses	-	250	250
Financing income	(39)	1	(38)

Net loss	$1,060	$220	$1,280

	Year ended December 31, 2011
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$3,223	$(24)	$3,199
Selling and marketing	30	-	30
General and administrative	1,156	(19)	1,137

Operating loss	4,409	(43)	4,366
Financing expenses	155	526	681
Financing income	-	(60)	(60)

Net loss	$4,564	$423	$4,987

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	RECONCILIATION TO IFRS (Cont.)

c.	Changes in shareholders' equity (deficiency):

	Number of Common shares	Number of Preferred A shares	Number of Preferred B shares	Share capital	Additional paid-in capital	Receipts on account of shares	Receivables on account of shares	Deficit accumulated during the development stage	Total shareholders' equity

Balance as of January 1, 2003 (date of inception)	-	-	-	$-	$-	$-	$-	$-	$-
Shares issued	333,300	-	-	1	99	-	-	-	100
Receipts on account of shares, net	-	-	-	-	-	700	-	-	700
Net loss	-	-	-	-	-	-	-	(423)	(423)

Balance as of December 31, 2003	333,300	-	-	1	99	700	-	(423)	377
Shares issued, net	1,039,796	-	-	2	770	(700)	-	-	72
Stock based compensation related to warrants granted to non-employees	-	-	-	-	47	-	-	-	47
Receipts on account of shares	-	-	-	-	-	446	-	-	446
Net loss	-	-	-	-	-	-	-	(804)	(804)

Balance as of December 31, 2004	1,373,096	-	-	3	916	446	-	(1,227)	138
Issuance of Common shares	204,778	-	-	1	593	(446)	-	-	148
Issuance of Preferred A shares, net	-	545,059	-	1	1,931	-	-	-	1,932
Exercise of stock options, net	5,365	-	-	*) -	20	-	(20)	-	-
Stock based compensation related to warrants granted to non-employees	-	-	-	-	41	-	-	-	41
Net loss	-	-	-	-	-	-	-	(1,509)	(1,509)

Balance as of December 31, 2005	1,583,239	545,059	-	5	3,501	-	(20)	(2,736)	750
Collection of receivable on account of shares	-	-	-	-	-	-	20	-	20
Issuance of Preferred A shares, net	-	363,373	-	1	1,354	-	-	-	1,355
Issuance of Preferred B shares, net	-	-	964,630	2	5,978	-	-	-	5,980
Exercise of stock options, net	2,682	-	-	*) -	10	-	-	-	10
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	111	-	-	-	111
Net loss	-	-	-	-	-	-	-	(2,302)	(2,302)

Balance as of December 31, 2006	1,585,921	908,432	964,630	$8	$10,954	$-	$-	$(5,038)	$5,924

NULENS LTD.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	RECONCILIATION TO IFRS (Cont.)

	Number of Ordinary shares	Number of Preferred A shares	Number of Preferred B shares	Number of Preferred C shares	Share Capital	Additional paid-in capital	Deficit accumulated during the development stage	Total shareholders' equity

Balance as of December 31, 2006	1,585,921	908,432	964,630	-	$8	$10,954	$(5,038)	$5,924
Issuance of Preferred C shares, net	-	-	-	892,857	2	7,930	-	7,932
Exercise of stock options, net	15,000	-	-	-	*) -	93	-	93
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	103	-	103
Net loss	-	-	-	-	-	-	(3,119)	(3,119)

Balance as of December 31, 2007	1,600,921	908,432	964,630	892,857	10	19,080	(8,157)	10,933
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	127	-	127
Net loss	-	-	-	-	-	-	(4,448)	(4,448)

Balance as of December 31, 2008	1,600,921	908,432	964,630	892,857	10	19,207	(12,605)	6,612
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	130	-	130
Net loss	-	-	-	-	-	-	(4,067)	(4,067)

Balance as of December 31, 2009	1,600,921	908,432	964,630	892,857	10	19,337	(16,672)	2,675
Issuance of Preferred C1 shares, net	-	-	-	512,049	1	4,584	-	4,585
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	839	-	839
Net loss	-	-	-	-	-	-	(5,310)	(5,310)

Balance as of December 31, 2010	1,600,921	908,432	964,630	1,404,906	11	24,760	(21,982)	2,789
Exercise of stock options, net	2,625	-	-	-	(* -	17	-	17
Conversion feature of convertible loans from shareholders	-	-	-	--	-	2,315	-	2,315
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	229	-	229
Net loss	-	-	-	-	-	-	(4,987)	(4,987)

Balance as of December 31, 2011	1,603,546	908,432	964,630	1,404,906	11	27,321	(26,969)	363
Conversion feature of convertible loans from shareholders	-	-	-	-	-	2,686	-	2,686
Stock based compensation related to warrants granted to non-employees and employees	-	-	-	-	-	214	-	214
Net loss	-	-	-	-	-	-	(4,177)	(4,177)

Balance as of September 30, 2012 (unaudited)	1,603,546	908,432	964,630	1,404,906	$11	$30,221	$(31,146)	$(914)

*)           Represents an amount lower than $ 1.

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of September 30, 2012 Unaudited

Contents

Page

Special Report according to Regulation 38D	2

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to
the Company	4-5

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company	6

Data from the Interim Consolidated Financial Statements on the Comprehensive Income Attributable
to the Company	7

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company	8-9

Additional Information	10-12

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of September 30, 2012 and for the nine and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 39 million as of September 30, 2012 and the earnings from the investee amounted to approximately $ 2,089  thousand and $ 1,352 thousand for the nine and three months then ended, respectively. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 6 to the separate interim financial information regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 11, 2012	A Member of Ernst & Young Global

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements Attributable to
Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's interim consolidated financial statements as of September 30, 2012, and for the nine and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2011 ("consolidated financial statements for 2011") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements

Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	$ thousands
Current assets
Cash and cash equivalents	25,197	20,461	31,037
Other accounts receivable	3,183	7,938	5,194

	28,380	28,399	36,231

Assets held for sale	-	3,566	3,155

Non-current assets
Investments in subsidiaries and associates, net	191,239	209,282	188,572
Other investments measured at fair value	21,879	18,130	17,236
Property, plant and equipment, net	50	77	70
Other long-term receivables (Note 2)	176	1,845	5,394

	213,344	229,334	211,272

Total assets	241,724	261,299	250,658

*)           Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	112	56	102
Other accounts payable (Note 3)	10,744	19,295	1,821

	10,856	19,351	1,923

Long-term liabilities
Loans from banks and others	4,000	-	-
Other long-term liabilities (Note 5)	73,378	77,332	75,126

	77,378	77,332	75,126

Total liabilities	88,234	96,683	77,049

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,378	190,378
Capital reserves	(9,958)	(7,854)	(8,470)
Accumulated deficit	(36,503)	(27,481)	(17,872)

Total equity	153,490	164,616	173,609

	241,724	261,299	250,658

*)           Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim financial statements: November 11, 2012

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands

Income
Financial income	2,618	5,537	155	8,399	8,387

Cost and expenses
General and administrative expenses	2,873	3,080	875	1,041	4,880
Financial expenses	1,790	446	365	178	454
Other expenses, net	514	1,354	14	1,382	5,390

	5,177	4,880	1,254	2,601	10,724

	(2,559)	657	(1,099)	5,798	(2,337)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	5,702	10,707	3,798	7,294	31,458
Company's share of loss of subsidiaries and associates	(6,774)	(29,198)	(3,232)	(20,551)	(37,538)

Loss attributable to the Company's shareholders	(3,631)	(17,834)	(533)	(7,459)	(8,417)

*)           Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands

Loss attributable to the Company's shareholders	(3,631)	(17,834)	(533)	(7,459)	(8,417)

Other comprehensive income (loss):

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(1,380)	(14,677)	(47)	431	(16,211)
Transfer to the statement of income in respect of available for sale financial assets	-	910	-	-	910
Foreign currency translation differences for foreign operations	(51)	896	(1)	1,424	824
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	68	(1,200)	68	(1,200)	(1,200)

Total other comprehensive income (loss) attributable to the Company	(1,363)	(14,071)	20	655	(15,677)

Other comprehensive income attributable to the Company's subsidiaries and associates	-	505	-	947	661

Total comprehensive loss attributable to the Company's shareholders	(4,994)	(31,400)	(513)	(5,857)	(23,433)

*)           Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Loss attributable to the Company	(3,631)	(17,834)	(533)	(7,459)	(8,417)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:
Company's share of loss of subsidiaries and associates, net	6,774	29,198	3,232	20,551	37,538
Depreciation	21	25	7	7	32
Financial expenses (income), net	(180)	(639)	(45)	(116)	(721)
Stock based compensation and changes in liability in respect of call options	(26)	(36)	(10)	-	294
Loss from impairment of investments and financial assets	-	1,771	-	1,378	5,846
Gain (loss) from sale of property and equipment	-	(3)	-	3	(3)
Gain from sale of investments in available for sale financial assets	-	(415)	-	-	(415)
Gain from disposal of businesses and associates, revaluation of investee companies and changes in holdings in associates, net	(5,702)	(10,707)	(3,798)	(7,294)	(31,458)
Change in fair value of financial assets measured at fair value	1,407	143	90	(103)	60
Other	(64)	(94)	(55)	310	(12)

	2,230	19,243	(579)	14,736	11,161
Changes in assets and liabilities of the Company:

Decrease (increase) in accounts receivable	(12)	(184)	(159)	106	(192)
Increase in long term receivables	(159)	(195)	(21)	(94)	(262)
Increase (decrease) in trade payables	10	(178)	13	(100)	(132)
Increase (decrease) in other accounts payable (**)	8,949	(1,269)	(414)	(1,596)	(1,575)
Increase (decrease) in other long term liabilities	(1,748)	(3,552)	205	(6,725)	(5,758)

	7,040	(5,378)	(376)	(8,409)	(7,919)
Cash paid and received during the period for:

Interest paid	(42)	-	(42)	-	-
Interest received	222	639	87	116	721
	180	639	45	116	721

Net cash provided by (used in) operating activities of the Company	5,819	(3,330)	(1,443)	(1,016)	(4,454)

*)	Retroactive adjustment, see Note 6.
**)	See also Note 3

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(6)	(4)	(3)	(1)	(4)
Investment in associates and subsidiaries	(12,880)	(22,289)	(7,539)	(6,103)	(22,651)
Proceeds from sale of property and equipment	5	26	5	14	26
Proceeds from sale of associates and subsidiaries	7,327	5,043	1,922	43	19,355
Proceeds from sale of financial assets measured at fair value	1,748	1,301	40	-	1,301
Receipt of loan to investee company	3,339	-	-	-
Loans to investee company	-	(1,000)	-	-	(3,250)

Net cash used in investment activities	(467)	(16,923)	(5,575)	(6,047)	(5,223)

Cash flows from financing activities
Purchase of shares of investee company	(192)	-	-	-	-
Dividend paid to the Company's shareholders	(15,000)		(15,000)
Receipt of long-term loans from banks	5,000		-
Repayment of long-term loans from banks	(1,000)	-	(1,000)	-	-

Net cash used in financing activities	(11,192)	-	(16,000)	-	-

Decrease in cash and cash equivalents	(5,840)	(20,253)	(23,018)	(7,063)	(9,677)
Cash and cash equivalents as of beginning of the period	31,037	40,714	48,215	27,524	40,714

Cash and cash equivalents as of end of the period	25,197	20,461	25,197	20,461	31,037

*)	Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Additional Information

(USD in thousands)

1.	General

The accompanying condensed separate financial data as of September 30, 2012 and for the nine and three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2011 and the Company's interim consolidated financial statements and accompanying notes.

2.	Long term receivables

For details concerning a loan granted by the Company to RDC and repayment of the loan during the second quarter of 2012, see Note 3.H to the Company's interim consolidated financial statements.

3.	Dividend distribution by RDC

On June 11, 2012, RDC distributed a dividend to its shareholders in the aggregate amount of approximately $17,800. The portion of DEP Technology Holdings Ltd. (a corporate company fully owned by Elron, which holds 50.1% of RDC) in such dividend is approximately $8,900. This amount was advanced to Elron and was charged as an increase in inter-company balance under "Other accounts payable".

4.	Dividend distribution by the Company

On June 25, 2012, the Company declared a dividend in the amount of approximately $15,000 (approximately $0.51 per share). In July 2012, the dividend was paid to the Company's shareholders.

5.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

6.	Retroactive adjustment

As described in Note 2.B to the interim consolidated financial statements, the Company has restated its financial statements as of September 30, 2011 and December 31, 2011, for the nine and three months periods ended September 30, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if it had always been applied.

Elron Electronic Industries Ltd.

Additional Information

(USD in thousands)

6.	Retroactive adjustment (Cont.)

The effects of the early adoption of IFRS 9 on the accompanying separate financial data are identical to the effects of the early adoption of IFRS 9 on the interim consolidated financial statements, except for:

In the statements of financial position:

	As previously reported	Effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

As of September 30, 2011 (unaudited):

Investments in subsidiaries and associates, net	209,077	205	209,282

As of December 31, 2011 (audited):

Investments in subsidiaries and associates, net	188,336	236	188,572

In the statements of comprehensive income:

	As previously reported	Effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

Nine months ended September 30, 2011 (unaudited):

Other comprehensive income attributable to the Company's subsidiaries and associates	280	225	505

Total comprehensive income (loss) attributable to the Company's shareholders	(31,625)	225	(31,400)

Elron Electronic Industries Ltd.

Additional Information

(USD in thousands)

6.	Retroactive adjustment (Cont.)

In the statements of comprehensive income (Cont.):

	As previously reported	Effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

Three months ended September 30, 2011 (unaudited):

Other comprehensive income attributable to the Company's subsidiaries and associates	747	200	947

Total comprehensive income (loss) attributable to the Company's shareholders	(6,057)	200	(5,857)

Year ended December 31, 2011 (audited):

Other comprehensive income attributable to the Company's subsidiaries and associates	405	256	661

Total comprehensive income (loss) attributable to the Company's shareholders	(23,689)	256	(23,433)

The change in accounting policy resulting from the early adoption of IFRS 9 did not affect the carrying value of the loan the Company granted to RDC (described in Note 2 above). Prior to the adoption of IFRS 9, this loan was classified under "loans and accounts receivable" in accordance with IAS 39, and subsequent to the adoption of IFRS 9, this loan is classified as financial assets measured at amortized cost. As of September 30, 2012, the entire loan was repaid. See also Note 2 above.

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of September 30, 2012

Attached hereby is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended June 30, 2012 (the "Last Quarterly Report Regarding the Internal Control"), the internal control was deemed effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the date of this report, based on the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2012 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 11, 2012    ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2012 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 11, 2012    ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of September 30, 2012
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of September 30, 2012 (1 USD = 3.912 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on  separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	626
Second year	0	0	0	0	0	626
Third year	0	0	0	15,648	0	356
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	15,648	0	1,608

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	626
Second year	0	0	0	0	0	626
Third year	0	0	0	15,648	0	356
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	15,648	0	1,608

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	6,787	0
Total	0	0	0	0	6,787	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	99,185
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	147,373